Exhibit 2.1

STOCK PURCHASE AND AFFILIATE MERGER AGREEMENT

This STOCK PURCHASE AND AFFILIATE MERGER AGREEMENT (this “Agreement”) is made and entered into as of April 16, 2018, by and among (i) FIRST US BANCSHARES, INC., a Delaware corporation with its principal offices in Birmingham, Alabama (“Parent”); (ii) FIRST US BANK, an Alabama banking corporation with its principal offices in Birmingham, Alabama, and a wholly owned subsidiary of Parent (“FUSB”); (iii) THE PEOPLES BANK, a Virginia banking corporation with its principal offices in Rose Hill, Virginia (“TPB”); (iv) TRACY E. THOMPSON, a resident of the State of Tennessee, and TYLER S. THOMPSON, a resident of the State of Kentucky (together, the “Transaction Shareholders”); and (v) TRACY E. THOMPSON, in his capacity as the representative of the Transaction Shareholders (the “Shareholder Representative”).

RECITALS

WHEREAS, this Agreement provides, among other things, for the acquisition by Parent of 100% of the issued and outstanding shares of capital stock of TPB from the Transaction Shareholders (the “Stock Purchase”) and the subsequent merger of TPB with and into FUSB (the “Affiliate Merger,” and, together with the Stock Purchase, the “Transaction”); and

WHEREAS, prior to the execution of this Agreement, one or both of the Transaction Shareholders have entered into fully-executed and binding stock purchase agreements with the Liquidated Shareholders (the “Buy-Out Agreements”) pursuant to which the Transaction Shareholders have irrevocably agreed to purchase from the Liquidated Shareholders, and the Liquidated Shareholders have irrevocably agreed to sell to the Transaction Shareholders, the shares of TPB Common Stock held by the Liquidated Shareholders, such that the Transaction Shareholders shall own 100% of the issued and outstanding shares of TPB Common Stock immediately prior to the Closing (the “Purchased Shares”); and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at the effective time of the Stock Purchase, the Transaction Shareholders shall receive for the Purchased Shares the Transaction Consideration as described in Section 2.03, subject to the escrow arrangements described in Section 2.05; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at the effective time of the Affiliate Merger, the Assets and operations of TPB and FUSB shall be combined under the charter of FUSB, and FUSB shall continue as an Alabama banking corporation and a wholly owned subsidiary of Parent; and

WHEREAS, the Stock Purchase, the Affiliate Merger and the related transactions provided for in this Agreement are subject to (i) the approval of, notice to, or waiver from the Federal Reserve, the FDIC, the ASBD, the VSCC and the TDFI; and (ii) the satisfaction of certain other conditions described in this Agreement; and

WHEREAS, the Parties desire to enter into this Agreement for the purposes specified in this Agreement.

AGREEMENT

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the Parties agree as follows.

Article I.

INCORPORATION OF RECITALS; Definitions

Section 1.01     Incorporation of Recitals. The recitals to this Agreement are hereby incorporated into and made a part of this Agreement by reference to such recitals.

Section 1.02     Definitions.     Set forth on Annex 1 are the definitions of certain capitalized terms used in this Agreement, as well as cross-references to the applicable portions of this Agreement where certain other capitalized terms are defined.

Article II.
STOCK PURCHASE

Section 2.01     Purchase and Sale of the Purchase Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing provided for in Section 2.02, the Transaction Shareholders shall sell, convey, assign, transfer and deliver to Parent, and Parent shall purchase, acquire and accept from the Transaction Shareholders, the Purchased Shares, free and clear of all Liens, such that, immediately following the Closing, Parent shall own all of the issued and outstanding shares of TPB Common Stock, free and clear of all Liens, and the Transaction Shareholders shall no longer own any shares of TPB Common Stock.

Section 2.02     Stock Purchase Closing.

(a)     The closing of the Stock Purchase (the “Closing”) shall be at the offices of Maynard, Cooper & Gale, P.C., Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties. Subject to the terms and conditions of this Agreement, unless otherwise mutually agreed upon in writing by the Parties, the Closing will take place at 9:00 a.m. Central Time on the last Business Day of the month in which the closing conditions set forth in Article VIII (other than those conditions that are to be satisfied at the Closing) have been satisfied (or waived pursuant to Section 11.03 of this Agreement). The Parties may conduct the Closing remotely via the exchange of documents and signatures by facsimile, electronic mail or other means of electronic transmission. The date of such Closing is referred to herein as the “Closing Date.”

(b)     At the Closing, in addition to such other actions as may be provided for herein:

(i)     the Shareholder Representative shall deliver to Parent the relevant stock certificates representing the Purchased Shares, along with duly executed stock powers in respect of the Purchased Shares, in form and substance satisfactory to Parent;

(ii)     Parent, the Shareholder Representative and the Escrow Agent shall enter into and deliver the Escrow Agreement in the form attached hereto as Exhibit A (the “Escrow Agreement”), in accordance with the escrow arrangements described in Section 2.05;

(iii)     Parent shall pay, or cause to be paid, an amount equal to the Transaction Cash, as determined in accordance with Section 2.03(a), pursuant to the wire transfer instructions provided by the Shareholder Representative to Parent in writing at least two (2) Business Days prior to the Closing Date;

(iv)     Parent shall deposit, or cause to be deposited, the Purchase Price Escrow Funds into the Purchase Price Escrow Account in accordance with Section 2.05;

(v)     Parent shall issue to each of the Transaction Shareholders, in accordance with Section 2.06, a Parent stock certificate representing such Transaction Shareholder’s pro rata portion of the Transaction Shares (collectively, the “Parent Stock Certificates”), which Parent Stock Certificates shall be immediately deposited into the Indemnity Escrow Account, along with appropriate blank stock powers in respect of the Transaction Shares, in accordance with Section 2.05 and the Escrow Agreement;

(vi)     the Shareholder Representative shall deliver to Parent the certificates required to be provided by the TPB Parties pursuant to Section 8.02(c);

(vii)     Parent shall deliver to the Shareholder Representative the certificates required to be provided by it pursuant to Section 8.03(c);

(viii)     the Shareholder Representative shall deliver a certificate of non-foreign status under Section 1.1445-2(b)(2) of the Treasury Regulations, signed by each of the Transaction Shareholders, in form and substance satisfactory to Parent; and

(ix)     the Shareholder Representative shall deliver to Parent such other Contracts, documents or certificates as Parent reasonably requests, each in form and substance satisfactory to Parent, and each duly executed by the applicable Person.

Section 2.03     Transaction Consideration. The aggregate purchase price for the Purchased Shares shall be $23,430,060 (calculated as the product of the Baseline NBV and the NBV Multiple), subject to adjustment pursuant to Section 2.04(d), minus (i) the Reconciliation Amount, (ii) the Excess Transaction Costs, (iii) the Excess Termination Fees, and (iv) the Deferred Tax Recapture Amount (the “Transaction Consideration”). The Transaction Consideration shall be payable by Parent to the Transaction Shareholders as follows:

(a)     an aggregate cash payment in the amount of 90% of the Transaction Consideration minus (i) the Purchase Price Escrow Funds (which shall be deposited at the Closing into the Purchase Price Escrow Account pursuant to Section 2.05(a)), if the Estimated Closing NBV is equal to or exceeds the Baseline NBV, or (ii) subject to Section 2.04(a)(ii), the sum of (A) the Purchase Price Escrow Funds and (B) the product of the NBV Multiple multiplied by the NBV Estimate Deficit, if the Estimated Closing NBV is less than the Baseline NBV (the amount calculated in subsection (a)(i) or (a)(ii), the “Transaction Cash”); and

(b)     an aggregate number of shares of Parent Common Stock (which shall be deposited at the Closing into the Indemnity Escrow Account pursuant to Section 2.05(b)), to be determined as of the end of the second Business Day prior to the Closing Date, calculated as the quotient resulting from dividing an amount equal to 10% of the Transaction Consideration by the Average Closing Price (the “Transaction Shares”).

The Transaction Consideration shall be paid to each of the Transaction Shareholders on a pro rata basis in accordance with their respective ownership percentages, as set forth on Schedule 5.03(b)(ii).

Section 2.04     Adjustment to Transaction Cash.

(a)     Pre-Closing Date Balance Sheet.

(i)     At least five (5) Business Days prior to the anticipated Closing Date, the Shareholder Representative shall deliver to Parent a certificate executed by an appropriate officer of TPB (the “Pre-Closing Date Balance Sheet”), which shall be prepared in consultation with Parent to the extent possible, setting forth TPB’s good faith estimate of TPB’s net book value as of the Closing Date, including deductions or accruals for all TPB Transaction Expenses, Taxes and other expenses incurred at or prior to the Closing (whether previously paid or due to be paid subsequent to the Closing), calculated in accordance with GAAP (the “Estimated Closing NBV”), together with supporting documentation for such estimate and any additional information reasonably requested by Parent to confirm that the calculation of the estimate is reasonably satisfactory.

(ii)     If, in Parent’s reasonable determination, the Estimated Closing NBV is less than the Baseline NBV (such difference, the “NBV Estimate Deficit”), Parent may elect, at its option, to terminate this Agreement in accordance with Section 9.01(b).

(b)     Closing Date Balance Sheet. Following the Closing Date, Parent shall prepare and deliver to the Shareholder Representative a certificate executed by an appropriate officer of Parent (the “Closing Date Balance Sheet”) setting forth Parent’s determination of TPB’s net book value as of the Closing Date, including deductions or accruals for all TPB Transaction Expenses, Taxes and other expenses incurred at or prior to the Closing (whether previously paid or due to be paid subsequent to the Closing) and giving effect to the Transaction, calculated in accordance with GAAP (the “Closing NBV”). Parent shall use commercially reasonable efforts to prepare and deliver to the Shareholder Representative the Closing Date Balance Sheet within thirty (30) days following the Closing Date, but in no event more than forty-five (45) days following the Closing Date.

(c)     Process for Arriving at Final NBV; Dispute Resolution.

(i)     The Shareholder Representative shall deliver to Parent a written statement accepting the Closing Date Balance Sheet or an Objection Notice with respect thereto prior to the Objection Deadline. Failure of the Shareholder Representative to deliver an Objection Notice prior to the Objection Deadline will result in the Closing Date Balance Sheet becoming final and binding upon the Parties. If the Shareholder Representative timely delivers an Objection Notice, then the Shareholder Representative and Parent shall negotiate in good faith to resolve such objections for fifteen (15) days following Parent’s receipt of such Objection Notice. Any such objection that Parent and the Shareholder Representative are unable to resolve during such 15-day period will be a Disputed Matter. After such 15-day period, any matter set forth in the Closing Date Balance Sheet that is not a Disputed Matter shall become final and binding upon the Parties. If Parent and the Shareholder Representative are unable to resolve all objections during such 15-day period, then any Disputed Matters, and only such Disputed Matters, shall be resolved by Warren Averett, LLC or, if such firm is not available for such assignment, another nationally recognized accounting firm upon which Parent and the Shareholder Representative shall reasonably agree (the “Independent Accounting Firm”). The Independent Accounting Firm will be instructed to resolve any Disputed Matters in accordance with the terms of this Agreement within thirty (30) days after its appointment. Each of Parent and the Shareholder Representative will be afforded the opportunity to present to the Independent Accounting Firm any material that such Party deems relevant to the Independent Accounting Firm’s determination. Parent and the Shareholder Representative shall furnish, or cause to be furnished, to the Independent Accounting Firm such work papers and other documents and information relating to the Disputed Matters as the Independent Accounting Firm requests and as are reasonably available to the Parties. The resolution of such Disputed Matters by the Independent Accounting Firm shall (A) be set forth in writing, (B) be within the range of dispute between Parent and the Shareholder Representative, (C) constitute an arbitral award, and (D) be conclusive and binding upon the Parties such that a judgment may be rendered by a court of competent jurisdiction if any payment due is not timely made. Upon delivery of such resolution, the Closing Date Balance Sheet, as modified in accordance with such resolution, will become final and binding upon the Parties (to the extent that the process of the Independent Accounting Firm is compliant with this Agreement and absent manifest error).

(ii)     The fees and expenses of the Independent Accounting Firm shall be borne by Parent, on the one hand, and the Shareholder Representative, on the other hand, based on the percentage that the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party. For example, if it is Parent’s position that the adjustment owed is $300, it is the Shareholder Representative’s position that the adjustment owed is $100, and the Independent Accounting Firm’s finding is that the adjustment owed is $250, then Parent shall pay 25% ((300-250)/(300-100)) of the Independent Accounting Firm’s fees and expenses, and the Shareholder Representative shall pay 75% ((250-100)/(300-100)) of the Independent Accounting Firm’s fees and expenses.

(iii)     Notwithstanding anything in this Agreement to the contrary, the dispute resolution mechanism contained in this Section 2.04(c) is the exclusive mechanism for resolving disputes regarding the Closing Date Balance Sheet and any component thereof.

(d)     Final NBV.

(i)     As used herein, “Final NBV” means (A) if the Shareholder Representative fails to deliver an Objection Notice in accordance with Section 2.04(c)(i), the Closing NBV as set forth in the Closing Date Balance Sheet, or (B) if the Closing NBV is resolved by Parent and the Shareholder Representative or by submission of any Disputed Matters to the Independent Accounting Firm, as contemplated by Section 2.04(c)(i), the Closing NBV as so resolved.

(ii)     If the Final NBV is less than the Baseline NBV (such difference, the “Final NBV Deficit”), then Parent shall be entitled to a refund from the Transaction Shareholders in an amount equal to the product of the NBV Multiple and the Final NBV Deficit (the “Parent Refund Amount”). Parent shall be entitled to withdraw the Purchase Price Escrow Funds from the Purchase Price Escrow Account to the extent necessary to satisfy the Parent Refund Amount. If the Parent Refund Amount exceeds the amount of the Purchase Price Escrow Funds in the Purchase Price Escrow Account, then each of the Transaction Shareholders shall be liable for such shareholder’s pro rata portion of the deficiency, such funds to be paid in cash or other immediately available funds to Parent within three (3) Business Days after determination of the Final NBV. If the Parent Refund Amount is less than the amount of the Purchase Price Escrow Funds in the Purchase Price Escrow Account, then each of the Transaction Shareholders shall be entitled to receive such shareholder’s pro rata portion of the remaining balance of the Purchase Price Escrow Funds, without interest, only after the Parent Refund Amount has been fully paid and satisfied.

(iii)     If the Final NBV equals or exceeds the Baseline NBV (such excess, if any, the “Final NBV Surplus”), then each of the Transaction Shareholders shall be entitled to receive such shareholder’s pro rata portion of the entirety of the Purchase Price Escrow Funds, without interest, and Parent shall make a payment to each of the Transaction Shareholders in an amount equal to, without interest, such shareholder’s pro rata portion of the Final NBV Surplus (if any), such Final NBV Surplus to be paid in cash or other immediately available funds to the Transaction Shareholders within three (3) Business Days after determination of the Final NBV.

(iv)     The Parties agree to cooperate with each other to instruct the Escrow Agent to disburse the Purchase Price Escrow Funds from the Purchase Price Escrow Account in accordance with this Section 2.04(d) and the Escrow Agreement.

(v)     Any payments made pursuant to this Section 2.04(d) shall be deemed to be an adjustment to the Transaction Consideration for all purposes (including Tax purposes), and the Parties agree to file, or cause to be filed, their Tax Returns consistently with such characterization.

Section 2.05     Escrow Accounts.

(a)      Purchase Price Escrow Account. At the Closing, Parent shall deposit, or shall cause to be deposited, with the Escrow Agent the Purchase Price Escrow Funds by wire transfer of immediately available funds to an account designated by the Escrow Agent prior to the Closing Date and in the Escrow Agreement (the “Purchase Price Escrow Account”). The Purchase Price Escrow Funds shall be (i) held and disbursed by the Escrow Agent in the Purchase Price Escrow Account solely for the purpose of and in accordance with the terms of this Agreement and the Escrow Agreement and (ii) held as a trust fund and shall not be subject to any Lien, attachment, trustee process or other judicial process of any creditor of any Person. The Purchase Price Escrow Account shall be used to satisfy the rights and obligations of the Parties with respect to any adjustments to the Transaction Cash as described in Section 2.04, and the Parties agree to instruct the Escrow Agent, in the Escrow Agreement, to disburse any funds in the Purchase Price Escrow Account in accordance with this Agreement, specifically Section 2.04(d). In the event of a conflict between the Escrow Agreement and this Agreement, the terms of this Agreement shall govern.

(b)     Indemnity Escrow Account. At the Closing, the Shareholder Representative shall deposit, or shall cause to be deposited, into an account designated by the Escrow Agent prior to the Closing Date and in the Escrow Agreement (the “Indemnity Escrow Account”), the Parent Stock Certificates representing the Transaction Shares, along with appropriate blank stock powers with respect to the Transaction Shares. The Transaction Shares shall be (i) held and disbursed by the Escrow Agent in the Indemnity Escrow Account solely for the purpose of and in accordance with the terms of this Agreement and the Escrow Agreement and (ii) held as a trust fund and shall not be subject to any Lien, attachment, trustee process or other judicial process of any creditor of any Person. The Indemnity Escrow Account shall be used to satisfy, to the extent sufficient, the claims of the Parent Indemnified Parties for indemnification pursuant to Article X, and the Parties agree to instruct the Escrow Agent, in the Escrow Agreement, to disburse the Transaction Shares in the Indemnity Escrow Account and any funds earned thereon in accordance with this Agreement, specifically Section 2.06 and Article X. In the event of a conflict between the Escrow Agreement and this Agreement, the terms of this Agreement shall govern.

Section 2.06     Treatment of the Transaction Shares.

(a)     In connection with the Closing, Parent shall instruct its registrar and transfer agent to make appropriate entries in Parent’s shareholder records to reflect the issuance of the Transaction Shares and the Parent Stock Certificates.

(b)     (i) If, in connection with the pro rata issuance of the Transaction Shares to the Transaction Shareholders at the Closing, any Transaction Shareholder is to receive a fractional share of Parent Common Stock, such fractional share shall be cancelled. Upon such cancellation and in lieu of any fractional share, Parent shall pay to such Transaction Shareholder who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) equal to the product of (A) the Average Closing Price as of the end of the second Business Day prior to the Closing Date and (B) the fraction of a share of Parent Common Stock to which such Transaction Shareholder would otherwise be entitled.

(ii) If, during the Escrow Period, any distribution of the Transaction Shares from the Indemnity Escrow Account results in the assignment of fractional shares of Parent Common Stock to the subaccounts of the Transaction Shareholders held within the Indemnity Escrow Account, the Transaction Shareholders shall have, with respect to such fractional shares, the voting rights and dividend rights described in Section 2.06(c); provided, however, that, upon distribution of any Transaction Shares to the Transaction Shareholders from the Indemnity Escrow Account at the end of the Escrow Period or otherwise, any such fractional shares shall be cancelled. Upon such cancellation and in lieu of any fractional shares, Parent shall pay to the Transaction Shareholder who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) equal to the product of (A) the Average Closing Price as of the end of the second Business Day prior to the distribution date and (B) the fraction of a share of Parent Common Stock to which such Transaction Shareholder would otherwise be entitled.

(c)     During the Escrow Period, each of the Transaction Shareholders shall be the record owner of such shareholder’s pro rata portion of the Transaction Shares, as represented by the Parent Stock Certificate issued to such Transaction Shareholder, and shall generally shall have the rights and privileges of a shareholder of Parent as to such Transaction Shares, including the right to vote such Transaction Shares and the right to receive dividends. If any of the Transaction Shares are used to satisfy the claims of the Parent Indemnified Parties for indemnification pursuant to Article X during the Escrow Period and distributed from the Indemnity Escrow Account, the Transaction Shareholders shall have no further voting rights or dividend rights with respect to such shares after the date of such distribution.

(d)     Each of the Parent Stock Certificates issued to the Transaction Shareholders shall be stamped or otherwise imprinted with, or contain, a legend in substantially the following form:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933 (THE “ACT”) AND ARE NOT REGISTERED PURSUANT TO THE SECURITIES LAWS OF ANY STATE AND ACCORDINGLY MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM REGISTRATION.

Section 2.07     Withholding. Parent shall be entitled to deduct and withhold from any Transaction Consideration payable pursuant to this Agreement to any Transaction Shareholder such amounts as may be required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax Law or under any applicable legal requirement for payment of such amounts to the appropriate Governmental Authority and to request and require the delivery of any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information from any Transaction Shareholder. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes as having been paid to the Transaction Shareholder. To the extent that the Transaction Consideration is not reduced by such deductions or withholdings, each such Transaction Shareholder shall indemnify Parent, the Surviving Bank and their respective Affiliates and agents for any amounts imposed by a Tax authority, together with any related Losses.

Section 2.08     Shareholder Representative.

(a)     Appointment of Shareholder Representative. Each of the Transaction Shareholders hereby irrevocably appoints the Shareholder Representative as the sole agent and attorney-in-fact of such Transaction Shareholder to act on behalf of such Transaction Shareholder regarding any matter relating to or arising under any this Agreement and the Transaction, including for the purposes of: (i) receiving any payments due from Parent that are required under the terms of this Agreement to be paid to the Transaction Shareholders, or making any payments due from the Transaction Shareholders that are required under the terms of this Agreement to be paid to Parent; (ii) taking any action on behalf of the Transaction Shareholders that may be necessary or desirable, as determined by the Shareholder Representative its sole discretion, in connection with the indemnification provisions set forth in Article X and the amendment of this Agreement in accordance with Section 11.02 or any other ancillary agreement in accordance with its terms; (iii) taking any action on behalf of the Transaction Shareholders that may be necessary or desirable, as determined by the Shareholder Representative in its sole discretion, in connection with negotiating or entering into settlements, resolutions and compromises with respect to the adjustments or payments contemplated by Section 2.04; (iv) accepting notices on behalf of the Transaction Shareholders in accordance with Section 11.05; (v) executing and delivering, on behalf of the Transaction Shareholders, any notices, documents or certificates to be executed by the Transaction Shareholders in connection with this Agreement and the Transaction; and (vi) granting any consent or approval on behalf of the Transaction Shareholders under this Agreement or any other ancillary agreements. As the representative of the Transaction Shareholders, the Shareholder Representative shall act as the agent for the Transaction Shareholders and shall have authority to bind the Transaction Shareholders in accordance with this Agreement and any other ancillary agreements. No bond shall be required of the Shareholder Representative, and the Shareholder Representative shall not receive any compensation for his services.

(b)     Reliance by the Parties. Parent may rely upon all decisions, communications or writings made, given or executed by the Shareholder Representative in connection with this Agreement and the Transaction. Any action taken or decisions, communications or writings made, given or executed by the Shareholder Representative, for or on behalf of the Transaction Shareholders, shall be deemed an action taken or decision, communication or writing made, given or executed by the Transaction Shareholders. Any notice or communication delivered by Parent to the Shareholder Representative shall be deemed to have been delivered to the Transaction Shareholders.

(c)     Limitation on Liability. Except for fraud, intentional misrepresentation, criminal activity or gross negligence on the Shareholder Representative’s part, the Shareholder Representative will have no liability to any of the Transaction Shareholders or the Liquidated Shareholders under this Agreement or any other ancillary agreements for any act or omission by the Shareholder Representative on behalf of the Transaction Shareholders. Parent will not be liable for any Loss to any Person, including any of the Transaction Shareholders or the Liquidated Shareholders, for any action taken or not taken by the Shareholder Representative or for any act or omission taken or not taken in reliance upon the actions taken or not taken or decisions, communications or writings made, given or executed by the Shareholder Representative.

(d)     Shareholder Representative Expenses. The Shareholder Representative shall be reimbursed by the Transaction Shareholders, on a pro rata basis, for all fees, costs and expenses as the Shareholder Representative deems to be reasonably necessary or appropriate in connection with the performance of its obligations under this Agreement (including reasonable attorneys’ fees, costs and expenses).

(e)     Survival. All of the immunities and powers granted to the Shareholder Representative under this Agreement shall survive the Closing or any termination of this Agreement. The grant of authority provided herein is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy, dissolution, winding up or liquidation of any of the Transaction Shareholders.

(f)     Replacement of Shareholder Representative. If the Shareholder Representative is unable to perform the Shareholder Representative’s responsibilities hereunder or resigns from such position, the Transaction Shareholders shall promptly appoint a replacement Shareholder Representative to fill the vacancy of the Shareholder Representative, which appointment shall be subject to the consent of Parent, such consent not to be unreasonably withheld. Such appointment shall be effective upon delivery to Parent by the Transaction Shareholders prior written notice of at least five (5) Business Days, and, thereafter, the replacement Shareholder Representative shall be deemed to be the Shareholder Representative for all purposes of this Agreement.

Article III.

AFFILIATE MERGER

Section 3.01     The Affiliate Merger. Subject to the terms and conditions of this Agreement, and subject, in all respects, to the consummation of the Stock Purchase, at the Effective Time, TPB shall be merged with and into FUSB in accordance with the provisions of 12 U.S.C. § 1831u, Alabama Code §§ 5-7A-1 et seq., Virginia Code §§ 6.2-851 et seq., and any other applicable state and federal banking Laws.

Section 3.02     Effective Time. Immediately following the Closing, and upon the terms and subject to the conditions set forth in this Agreement, Parent shall cause the Affiliate Merger to be consummated by filing (i) duly executed Articles of Merger with the Secretary of State of the State of Alabama pursuant to the Laws of the State of Alabama (the “Alabama Merger Certificate”) and (ii) duly executed Articles of Merger with the VSCC pursuant to the Laws of the State of Virginia (the “Virginia Merger Certificate”).  The Affiliate Merger shall become effective (a) on the date and at the time that the later of the following shall occur: (i) the Alabama Merger Certificate shall be accepted for filing by the Secretary of State of Alabama, and (ii) the Virginia Merger Certificate shall be accepted for filing by the VSCC; or (b) on such date and at such time subsequent to the date and time established pursuant to subsection (a) as may be specified by the Parties in the Alabama Merger Certificate and Virginia Merger Certificate (provided that such subsequent date and time shall not be later than a time on the 30th day after the date on which the Alabama Merger Certificate and Virginia Merger Certificate are filed).  The time at which the Affiliate Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 3.03     Effect of the Affiliate Merger. At the Effective Time, the separate corporate existence of TPB shall cease, and FUSB shall be the surviving bank resulting from the Affiliate Merger (the “Surviving Bank”) and shall continue to be (a) governed by the Laws of the State of Alabama and (b) a wholly owned Subsidiary of Parent. The name of the Surviving Bank shall be “First US Bank,” and the business of the Surviving Bank shall be that of an Alabama banking corporation conducted at its main office located at 3291 U.S. Highway 280, Birmingham, Alabama 35243, and at its legally established branches, and at the banking offices of TPB that are acquired in the Affiliate Merger (with such banking offices to continue to conduct operations after the Effective Time as branches of the Surviving Bank). At the Effective Time, all rights, franchises and interests of TPB and FUSB in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Affiliate Merger without any deed or other transfer. The Surviving Bank shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee and receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by TPB and FUSB immediately prior to the Effective Time. All Liabilities and obligations of TPB and FUSB shall be assumed by the Surviving Bank, and the Surviving Bank shall be bound thereby in the same manner and to the same extent as each of TPB and FUSB was so bound at the Effective Time.

Section 3.04     Charter Documents. The Articles of Incorporation of FUSB in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Bank immediately after the Effective Time, until amended in accordance with applicable Law. The Bylaws of FUSB in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Bank immediately after the Effective Time, until amended in accordance with applicable Law.

Section 3.05     Officers and Directors. At the Effective Time, the board of directors and officers of Parent and the Surviving Bank shall consist of the persons serving as directors and officers of Parent and FUSB immediately prior to the Effective Time.

Section 3.06     Capital Stock. At the Effective Time, by virtue of the Affiliate Merger and without any further action on the part of Parent, FUSB, TPB or the holders of any shares of capital stock thereof, the shares of capital stock and rights and options to acquire shares of capital stock of the constituent corporations shall be converted as follows:

(a)     Parent Capital Stock. Each share of capital stock of Parent, including Parent Common Stock, issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding from and after the Effective Time, and any rights and options to acquire shares of capital stock of Parent shall remain unchanged.

(b)     FUSB Capital Stock. Each share of capital stock of FUSB issued and outstanding immediately prior to the Effective Time shall continue to be issued and outstanding shares of the capital stock of the Surviving Bank, issued to Parent and outstanding as of the Effective Time; and the Surviving Bank shall be a wholly owned Subsidiary of Parent.

(c)     TPB Capital Stock. Each share of capital stock of TPB, including TPB Common Stock, issued and outstanding immediately prior to the Effective Time (including each share that is held as treasury stock) and any rights and options to acquire shares of capital stock of TPB shall be cancelled and shall cease to exist at the Effective Time.

Section 3.07     Capital Account of the Surviving Bank. The Surviving Bank shall have surplus and retained earnings equal to the consolidated capital accounts of TPB and FUSB immediately prior to the Effective Time. All such amounts of surplus and retained earnings shall be adjusted for normal earnings and expenses and any accounting adjustments related to the Affiliate Merger. As of the Effective Time, preferred stock shall not be issued by the Surviving Bank. TPB and FUSB shall contribute to the Surviving Bank acceptable Assets having a book value, over and above Liability to its creditors, in such amounts as set forth on the books of TPB and FUSB at the Effective Time.

Section 3.08     Subsequent Actions. If, at any time after the Effective Time, the Surviving Bank shall reasonably determine that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary to vest, perfect or confirm of record or otherwise in the Surviving Bank its right, title or interest in, to or under any of the rights, properties or Assets of TPB obtained by the Surviving Bank in connection with the Affiliate Merger, then the officers and directors of the Surviving Bank shall be authorized to execute and deliver, in the name and on behalf of TPB, such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of such bank or otherwise, all such other actions as may be necessary to vest, perfect or confirm any and all right, title or interest in, to or under such rights, properties or Assets in the Surviving Bank.

Article IV.

REPRESENTATIONS AND WARRANTIES OF THE TRANSACTION SHAREHOLDERS

Each of the Transaction Shareholders hereby represents and warrants to and for the benefit of Parent and FUSB as of the date of this Agreement and as of the Closing Date the following:

Section 4.01     Title to the Purchased Shares. Other than the shares of TPB Common Stock set forth opposite such Transaction Shareholder’s name on Schedule 5.03(b)(i), the Transaction Shareholder holds no other capital stock of TPB as of the date of this Agreement. As of the date of this Agreement, such Transaction Shareholder has good and valid title to the shares of TPB Common Stock set forth opposite such Transaction Shareholder’s name on Schedule 5.03(b)(i), free and clear of all Liens, and such shares of TPB Common Stock are not subject to any Contract restricting or otherwise relating to the voting, distribution rights or disposition of such shares. As of the Closing, other than the shares of TPB Common Stock set forth opposite such Transaction Shareholder’s name on Schedule 5.03(b)(ii), the Transaction Shareholder holds no other capital stock of TPB, and such Transaction Shareholder has good and valid title to the shares of TPB Common Stock set forth opposite such Transaction Shareholder’s name on Schedule 5.03(b)(ii), free and clear of all Liens, and such shares of TPB Common Stock are not subject to any Contract restricting or otherwise relating to the voting, distribution rights or disposition of such shares. The Transaction Shareholder does not have and is not bound by any outstanding options, warrants, calls, rights, contracts, commitments, agreements or arrangements of any kind calling for the purchase or sale of, or the payment of any amount based on, any shares of TPB Common Stock or any other equity securities of TPB or any securities representing the right to purchase or otherwise receive any shares of TPB Common Stock or other equity securities of TPB.

Section 4.02     Authority; No Breach By Agreement.

(a)     Such Transaction Shareholder has the power and authority necessary to execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the Transaction. Subject to required regulatory Consents, this Agreement constitutes a legal, valid and binding obligation of such Transaction Shareholder, enforceable against the Transaction Shareholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar Laws of general applicability affecting creditors’ rights or by general principles of equity.

(b)     Neither the execution and delivery of this Agreement by such Transaction Shareholder nor the consummation by the Transaction Shareholder of the Transaction, nor compliance by the Transaction Shareholder with any of the provisions hereof, does or will (i) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of such Transaction Shareholder under, any Contract or Permit or, (iii) subject to receipt of the requisite Consents and approvals of Regulatory Authorities referred to in this Agreement, violate or conflict with any Law or Order applicable to such Transaction Shareholder.

(c)     No Consents or approvals of or Filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by such Transaction Shareholder of this Agreement.

Section 4.03     Actions; Orders. There are no pending or, to the Knowledge of such Transaction Shareholder, threatened Proceedings before or by any Governmental Authority against such Transaction Shareholder that would reasonably be expected to adversely affect or restrict the ability of such Transaction Shareholder to enter into and perform such Transaction Shareholder’s obligations under this Agreement. Such Transaction Shareholder is not subject to any outstanding Order that prohibits or otherwise restricts the ability of such Transaction Shareholder to consummate fully the Transaction.

Section 4.04     Investment Representations and Transfer Restrictions.

(a)     Accredited Investor. Such Transaction Shareholder is an “accredited investor,” as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. Such Transaction Shareholder has delivered to Parent a completed and validly executed accredited investor questionnaire to Parent, certifying such Transaction Shareholder’s basis for determining accredited investor status, and such questionnaire is true, correct and complete in all respects. Such Transaction Shareholder covenants to provide such other evidence of such Transaction Shareholder’s accredited investor status as Parent may request from time to time.

(b)     Investment Intent. Subject to the provisions of Section 2.05(b), such Transaction Shareholder is receiving its pro rata portion of the Transaction Shares for its own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Transaction Shares within the meaning of the 1933 Act. Such Transaction Shareholder has no present intention of selling or otherwise disposing of all or any portion of the Transaction Shares.

(c)     Limitations on Resale and Transfer. Such Transaction Shareholder acknowledges that, in reliance upon the representations and warranties made by the Transaction Shareholders herein, the Transaction Shares that it has received (i) have been issued to the Transaction Shareholder in a private placement, (ii) have not been registered for resale and (iii) may not be sold or otherwise transferred unless they are subsequently registered (which action Parent has no intention or obligation to undertake) under the 1933 Act, or under applicable state securities Laws, or unless an exemption from such registration is available. The Transaction Shareholder acknowledges the legend that will be applied to any stock certificate representing the Transaction Shares, as set forth in Section 2.06(d).

(d)     Suitability of Investment. Such Transaction Shareholder acknowledges and represents that (i) it is capable of bearing the economic risk of losing its entire investment in the Transaction Shares; (ii) its overall commitment to investments that are not readily marketable is not disproportionate to its net worth, and its investment in the Transaction Shares will not cause such overall commitment to become excessive; and (iii) it has adequate means of providing for its current needs and contingencies and has no need for liquidity of his investment in the Transaction Shares. Such Transaction Shareholder has knowledge and substantial experience in financial and business matters and is capable of (y) making the decision to invest in the Transaction Shares and (z) evaluating the merits and risks of the investment in the Transaction Shares.

(e)     Access to Information. Such Transaction Shareholder has had access to all information regarding Parent and its present and prospective business, assets, liabilities and financial condition that such Transaction Shareholder reasonably considers important in making the decision to acquire the Transaction Shares, and such Transaction Shareholder has had ample opportunity to ask questions of Parent’s representatives concerning such matters. Specifically, such Transaction Shareholder represents that it has received a document entitled “Disclosure Memorandum” from Parent that includes certain information regarding Parent and FUSB.

Section 4.05     Tax Consequences. Such Transaction Shareholder acknowledges and understands that the Transaction will result in the imposition of certain Tax consequences on the Transaction Shareholder, including the imposition of federal and state income taxes. Such Transaction Shareholder acknowledges and agrees that no communications from Parent, FUSB or any of their Affiliates may be construed as legal or tax advice. Such Transaction Shareholder has had the opportunity to consult with his own attorneys, accountants or other tax advisors concerning the potential tax consequences of the Transaction, which may vary with the individual circumstances of each Transaction Shareholder.

Article V.
REPRESENTATIONS AND WARRANTIES OF THE TRANSACTION SHAREHOLDERS WITH RESPECT TO TPB

The Transaction Shareholders, jointly and severally, hereby represent and warrant to and for the benefit of Parent and FUSB, as of the date of this Agreement and as of the Closing Date, the following:

Section 5.01     Organization, Standing and Power. TPB is a banking corporation duly organized, validly existing and in good standing under the Laws of the State of Virginia, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. TPB is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on TPB. TPB has delivered to Parent complete and correct copies of its Articles of Incorporation and Bylaws and the articles or certificate of incorporation, bylaws or similar governing instruments of each of the TPB Subsidiaries, in each case as amended through the date hereof.

Section 5.02     Authority; No Breach By Agreement.

(a)     TPB has the corporate power and authority necessary to execute and deliver this Agreement and to perform its obligations hereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and the consummation of the Transaction have been duly and validly authorized by all necessary corporate action on the part of TPB. Subject to required regulatory Consents, this Agreement constitutes a legal, valid and binding obligation of TPB, enforceable against TPB in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar Laws of general applicability affecting creditors’ rights or by general principles of equity.

(b)     Neither the execution and delivery of this Agreement by TPB nor the consummation by TPB of the Transaction, nor compliance by TPB with any of the provisions hereof, does or will (i) conflict with or result in a breach of any provision of TPB’s Articles of Incorporation or Bylaws or the articles or certificates of incorporation or bylaws or similar governing documents of any TPB Company or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any TPB Company under, any Contract or Permit of any TPB Company, or, (iii) subject to receipt of the requisite Consents and approvals of Regulatory Authorities referred to in this Agreement, violate or conflict with any Law or Order applicable to any TPB Company or any of their respective Assets.

(c)     Other than (i) in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws, (ii) Consents required from Regulatory Authorities, and (iii) notices to or Filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, no notice to, Filing with or Consent of any Person or public body or authority is necessary for the consummation by TPB of the Transaction. No Consents or approvals of or Filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by TPB of this Agreement.

Section 5.03     Capitalization.

(a)     The authorized capital stock of TPB consists of (i) 110,000 shares of TPB Common Stock and (ii) 20,000 shares of TPB Preferred Stock, of which 102,666 shares of TPB Common Stock are issued and outstanding (none of which is held in the treasury of TPB), and no shares of TPB Preferred Stock are issued or outstanding. All of the issued and outstanding shares of capital stock of TPB are duly authorized and validly issued and outstanding and are fully paid and nonassessable. None of the shares of capital stock of TPB has been issued in violation of the Securities Laws or any preemptive rights of the current or past shareholders of TPB or is subject to a right of rescission in favor of the holder thereof. No bonds, debentures, notes or other Indebtedness of TPB having the right to vote on any matters on which the holders of TPB Common Stock may vote are issued or outstanding. TPB does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, contracts, commitments, agreements or arrangements of any kind calling for the purchase or issuance of, or the payment of any amount based on, any shares of TPB Common Stock or any other equity securities of TPB or any securities representing the right to purchase or otherwise receive any shares of TPB Common Stock or other equity securities of TPB. TPB has no Liability for dividends declared or accrued, but unpaid, with respect to any shares of its capital stock.

(b)     As of the date of this Agreement, a true and accurate list of the shareholders of TPB (including the Liquidated Shareholders), along with the number of shares of TPB Common Stock owned by each shareholder and such shareholder’s corresponding ownership percentage, is attached as Schedule 5.03(b)(i). As of the Closing and pursuant to the consummation of the transactions provided for in the Buy-Out Agreements, a true and accurate list of the shareholders of TPB, along with the number of shares of TPB Common Stock owned by each shareholder and such shareholder’s corresponding ownership percentage, is attached as Schedule 5.03(b)(ii). All of the issued and outstanding shares of TPB Common Stock are owned of record and beneficially by the Persons identified thereon, free and clear of all Liens with respect thereto.

(c)     There are no contractual obligations of TPB (i) to repurchase, redeem or otherwise acquire any shares of capital stock or other equity security of TPB, or any securities representing the right to purchase or otherwise receive any shares of capital stock or other equity security of TPB or (ii) pursuant to which TPB is or could be required to register shares of TPB capital stock or other securities under the 1933 Act.

(d)     Except as set forth on Schedule 5.03(d), neither TPB nor any TPB Subsidiary has any Liabilities of any nature for any Indebtedness. Except with respect to Liens securing Indebtedness, which Liens are listed on Schedule 5.03(d) and shall be paid by TPB and released in full prior to the Closing, no Liens exist on any of the property or Assets of TPB or any TPB Subsidiary. Schedule 5.03(d) describes all Indebtedness and Liens relating thereto and sets forth the principal amounts, interest rates and maturity dates for such Indebtedness.

(e)     The execution, delivery and performance of the Buy-Out Agreements and the consummation of the transaction provided for therein have been duly and validly executed and delivered, and each Buy-Out Agreement constitutes a legal, valid and binding obligation of the parties thereto, enforceable against such parties in accordance with its terms. Pursuant to the Buy-Out Agreements, the Transaction Shareholders have irrevocably agreed to purchase from the Liquidated Shareholders, and the Liquidated Shareholders irrevocably agreed to sell to the Transaction Shareholders, the shares of TPB Common Stock held by the Liquidated Shareholders, such that the Transaction Shareholders shall own 100% of the issued and outstanding shares of TPB Common Stock immediately prior to the Closing, and with respect to such purchases: (i) such Transaction Shareholder shall purchase such shares of TPB Common Stock for an amount that is equivalent, on a per share basis, to the Transaction Consideration to be received by such Transaction Shareholder from Parent in connection with the Transaction; (ii) the Transaction Shareholder has provided all information about the TPB Companies and the Transaction that could be deemed to be material to the Liquidated Shareholder’s decision to sell the shares; (iii) the Transaction Shareholder has obtained from the Liquidated Shareholder a full release of claims in favor of the TPB Companies, Parent and FUSB, and their Affiliates, with respect to the sale of the shares of TPB Common Stock by the Liquidated Shareholder and the purchase of the shares by the Transaction Shareholder; and (iv) the Transaction Shareholder has provided to Parent copies of all documentation relating to the purchase of the shares from the Liquidated Shareholder, including, but not limited to, the disclosures, Buy-Out Agreements and releases referenced above.

Section 5.04     TPB Subsidiaries. TPB has no Subsidiaries, and there are no TPB Subsidiaries. The business carried on by TPB has not been conducted through any other direct or indirect Subsidiary or Affiliate of TPB.

Section 5.05     Financial Statements. The TPB Financial Statements for periods ended prior to the date hereof are listed on Schedule 5.05 and have been previously furnished to Parent. The TPB Call Reports for periods ended prior to the date hereof have been filed with the FDIC and are available electronically at https://cdr.ffiec.gov. TPB will promptly deliver to Parent copies of all TPB Financial Statements and TPB Call Reports prepared subsequent to the date hereof. The TPB Financial Statements (as of the dates thereof and for the periods covered thereby) (a) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the TPB Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices and in accordance with applicable legal and accounting principles and reflect only actual transactions, (b) present or will present, as the case may be, fairly in all material respects the financial position of the TPB Companies as of the dates indicated and the results of operations, changes in stockholders’ equity and cash flows of the TPB Companies for the periods indicated, and (c) have been or will have been, as the case may be, prepared in all material respects in accordance with GAAP, which principles have been consistently applied during the period involved (subject to exceptions specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end audit adjustments that are not material). The TPB Call Reports have been prepared in material compliance with (i) the rules and regulations of the respective federal or state banking regulator with which they were filed, and (ii) RAP, which principles have been consistently applied during the periods involved, except as otherwise noted therein. Each TPB Call Report fairly presents, in all material respects, the financial position of TPB and the results of its operations at the date and for the period indicated in such TPB Call Report in conformity with the Instructions for the Preparation of Call Reports as promulgated by applicable Regulatory Authorities.  None of the TPB Call Reports contains any material items of special or nonrecurring income or any other income not earned in the ordinary course of business, except as expressly specified therein.

Section 5.06     Absence of Undisclosed Liabilities. No TPB Company has any material Liabilities, except Liabilities (a) accrued or reserved against in the balance sheet of TPB as of December 31, 2017 that is included in the TPB Financial Statements or reflected in the notes thereto, (b) incurred or paid in the ordinary course of business consistent with past business practice, (c) incurred or paid pursuant to and in accordance with the terms and conditions of this Agreement, or (d) disclosed on Schedule 5.06. No TPB Company has incurred or paid any material Liability since December 31, 2017, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice or disclosed on Schedule 5.06. No TPB Company is a party to any material agreement, commitment, transaction, arrangement or other relationship with any unconsolidated or other off-balance sheet entity, except as disclosed on Schedule 5.06.

Section 5.07     Absence of Certain Changes or Events. Since December 31, 2017: (a) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the TPB Companies, including, without limitation, any change in the administrative or supervisory standing or rating of TPB with any Regulatory Authority, (b) the TPB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants or agreements of TPB provided in Article VII of this Agreement, and (c) to the Knowledge of each of the Transaction Shareholders, no fact or condition exists that TPB believes will cause a Material Adverse Effect on the TPB Companies in the future.

Section 5.08     Tax Matters.

(a)     All Tax Returns required to be filed by or on behalf of any of the TPB Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired; all Tax Returns filed are complete and accurate in all material respects; and all Taxes shown as due on filed returns, and all other material Taxes owed by any of the TPB Companies, have been paid. There is no audit examination, deficiency, refund Litigation or matter in controversy pending, or to the Knowledge of each of the Transaction Shareholders, threatened, with respect to any Taxes. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been fully paid.

(b)     None of the TPB Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c)     Adequate provision for any Taxes due or to become due for any of the TPB Companies for the period or periods through and including the date of the respective TPB Financial Statements has been made and is reflected on such TPB Financial Statements.

(d)     Any and all deferred Taxes of the TPB Companies have been provided for in accordance with GAAP.

(e)     None of the TPB Companies is responsible for the Taxes of any other Person other than the other TPB Companies under Treasury Regulation Section 1.1502-6 or any similar provision of federal or state Law.

(f)     None of the TPB Companies has made any payment, is obligated to make any payment or is a party to any Contract that could obligate it or any successor to any such TPB Company to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the IRC.

(g)     There has not been an ownership change, as defined in Section 382(g) of the IRC, that occurred during or after any taxable period in which TPB or any TPB Subsidiary incurred an operating loss that carries over to any taxable period ending after the fiscal year of TPB immediately preceding the date of this Agreement.

(h)     Proper and accurate amounts have been withheld by the TPB Companies from their employees and other parties and proper due diligence steps have been taken in connection with withholding and back-up withholding for all prior periods in compliance in all material respects with all applicable federal, state and local Laws. Federal, state and local Tax Returns have been filed by the TPB Companies for all periods for which Tax Returns were due with respect to withholding, Social Security and unemployment Taxes or charges due to any federal, state or local Governmental Authority, in compliance in all material respects with all applicable federal, state and local Laws. The amounts shown on such Tax Returns to be due and payable have been paid in full or adequate provision therefor has been included by TPB in the TPB Financial Statements. Each TPB Company has timely filed or provided all information, returns or reports, including Forms 1099 and W-2 (and foreign state and local equivalents) that are required to have been filed or provided and has accurately reported all information required to be included on such returns or reports in compliance in all material respects with all applicable federal, state and local Laws.

(i)     TPB has delivered or made available to Parent correct and complete copies of all Tax Returns filed by TPB and each TPB Subsidiary for each fiscal year ended on or after December 31, 2012.

(j)     None of the TPB Companies has (i) participated in any reportable transaction within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign tax law) or (ii) taken any reporting position on a Tax Return, which reporting position (1) if not sustained would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income tax under Section 6662 or 6676 of the IRC (or any similar provision of state, local or foreign tax law) and (2) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the IRC (or similar provision of state, local or foreign tax Law).

(k)     None of the TPB Companies has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the IRC) in a distribution of shares qualifying for tax-free treatment under Section 355 of the IRC (i) in the two (2) years prior to the date hereof or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(c) of the IRC) in conjunction with the Affiliate Merger.

(l)     None of the TPB Companies is required to include in income any adjustment pursuant to Section 481 of the IRC by reason of a voluntary change in accounting method initiated prior to the Closing, and the IRS has not proposed any such change in accounting method. No TPB Company has engaged in any transactions with Affiliates which would require the recognition of income with respect to such transaction for any period ending on or after the Closing Date.

(m)     No TPB Company is a party to any joint venture, partnership or other arrangement or contract that could be treated as a partnership for federal income tax purposes.

(n)     None of the TPB Companies is a party to or bound by any Tax sharing agreement, Tax allocation agreement, or similar written agreement the principal purpose of which relates to Taxes (including any closing agreement or other similar agreement relating to Taxes with any Governmental Authority).

(o)     No TPB Company has received or been the subject of a private Tax ruling or a request for private Tax ruling. No TPB Company has entered into a closing agreement with any Governmental Authority with respect to Taxes that would have a continuing effect after the Closing Date.

(p)     No TPB Company is required to include in income any adjustment pursuant to Section 481 of the IRC by reason of a voluntary change in accounting method initiated prior to the Closing, and the IRS has not proposed any such change in accounting method. No TPB Company has engaged in any transactions with Affiliates which would require the recognition of income with respect to such transaction for any period ending on or after the Closing Date.

Section 5.09     Loan Portfolio.

(a)     (i)     Except as set forth on Schedule 5.09(a)(i), none of the TPB Companies is a creditor as to any written or oral loan agreement, note or borrowing arrangement, including, without limitation, leases, credit enhancements, commitments and interest-bearing Assets (excluding investment securities) (“Loans”), other than Loans the unpaid principal balance of which does not exceed $25,000 per Loan or $50,000 in the aggregate, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provisions.

(ii)     Except as set forth on Schedule 5.09(a)(ii), none of the TPB Companies is a creditor as to any Loan, including, without limitation, any loan guaranty, to any director, executive officer or shareholder thereof, or to the Knowledge of any of the Transaction Shareholders, any Person controlling, controlled by or under common control with any of the foregoing.

(iii)     All of the Loans held by any of the TPB Companies are in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms and are not subject to any defenses, setoffs or counterclaims, except as may be provided by bankruptcy, insolvency or similar Laws or by general principles of equity. All Loans made by any of the TPB Companies were solicited, originated and exist in material compliance with all applicable Laws and TPB loan policies, except for deviations from such policies that (a) have been approved by current management of TPB, in the case of Loans with an outstanding principal balance that exceeds $25,000, or (b) in the judgment of TPB, will not adversely affect the ultimate collectability of such Loan.

(iv)     Except as set forth on Schedule 5.09(a)(iv), as of the date of this Agreement, none of the TPB Companies holds any Classified Loans in the original principal amount in excess of $25,000 per Loan or $50,000 in the aggregate.

(v)     The allowance for possible loan or credit losses (the “TPB Allowance”) shown on the balance sheets of TPB included in the most recent TPB Financial Statements dated prior to the date of this Agreement was, and the TPB Allowance shown on the balance sheets of TPB included in the TPB Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the TPB Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the TPB Companies as of the dates thereof. TPB has calculated the TPB Allowance in accordance with RAP as applied to banking institutions and in accordance with all applicable rules and regulations.  The reserve for losses with respect to other real estate owned (the “TPB OREO Reserve”) shown on the most recent TPB Financial Statements and TPB Call Reports was, and the TPB OREO Reserve shown on the TPB Financial Statements and TPB Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to the other real estate owned portfolio of TPB as of the dates thereof. The reserve for losses in respect of Litigation (the “TPB Litigation Reserve”) shown on the most recent TPB Financial Statements and TPB Call Reports was, and the TPB Litigation Reserve shown on the TPB Financial Statements and TPB Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or arising out of all pending or threatened Litigation applicable to TPB and the TPB Subsidiaries as of the dates thereof. Each such reserve described above has been established in accordance with applicable accounting principles and regulatory requirements and guidelines.

(b)     The documentation relating to each Loan made by any TPB Company and to all security interests, mortgages and other liens with respect to all collateral for Loans is, to the Knowledge of each of the Transaction Shareholders, adequate for the enforcement of the material terms of such Loan, security interest, mortgage or other lien. Except as set forth on Schedule 5.09(b), no agreement pursuant to which any Loans or other Assets have been or shall be sold by any TPB Company entitles the buyer of such Loans or other Assets to cause the TPB Company to repurchase such Loan or other Asset or the buyer to pursue any other form of recourse against the TPB Company, except in the event of a breach by the TPB Company of representations or warranties therein. No Transaction Shareholder has Knowledge of a breach of a representation or warranty by any of the TPB Companies in any such agreement or of the occurrence of any other facts or circumstances that would entitle the buyer of any Loan or other Asset to cause any TPB Company to repurchase such Loan or other Asset or the buyer to pursue any other form of recourse against any TPB Company.

(c)     All Loans made by any TPB Company have been made in compliance in all material respects with all applicable Laws at the time of such Loan or any renewal thereof, including, without limitation, Regulation Z, the Federal Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, and all Laws governing the operation of Virginia-chartered banks. Each TPB Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such TPB Company.  Each Loan on the books of any TPB Company was made in the ordinary course of its business.

(d)     Without limiting the foregoing or anything else in this Agreement:

(i)      Each TPB Company has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage or other Loan originated, purchased or serviced by any TPB Company has satisfied, to the Knowledge of each of the Transaction Shareholders, in all material respects: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage and other Loans, including all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages; (B) the responsibilities and obligations set forth in any agreement between any TPB Company and any Agency, Loan Investor or Insurer; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer; and (D) the terms and provisions of any mortgage or other collateral documents and other Loan documents with respect to each such Loan. Each TPB Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such TPB Company; and

(ii)      No Agency, Loan Investor or Insurer has (A) claimed in writing that any TPB Company has violated or has not complied with the applicable underwriting standards with respect to Loans sold by any TPB Company to a Loan Investor or Agency, or with respect to any sale of servicing rights to a Loan Investor, (B) imposed in writing restrictions on the activities (including commitment authority) of any TPB Company or (C) indicated in writing to any TPB Company that it has terminated or intends to terminate its relationship with such TPB Company for poor performance, poor loan quality or concern with respect to such TPB Company’s compliance with Laws.

Section 5.10     Assets; Real Property; Insurance. Except as set forth on Schedule 5.10, the TPB Companies have marketable title to, valid leasehold interests in, or valid licenses to use, in each case free and clear of all Liens, all of their respective Assets. All tangible real and personal properties and Assets used in the businesses of the TPB Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with TPB’s past practices. All Assets that are material to TPB’s business, held under leases or subleases by any of the TPB Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any Proceedings may be brought), and each such Contract is in full force and effect and there is not under any such Contract any Default or claim of Default by TPB or, to the Knowledge of each of the Transaction Shareholders, by any other party to the Contract. Schedule 5.10(a) identifies each parcel of real estate or interest therein owned by any of the TPB Companies or in which any TPB Company has any ownership interest. Schedule 5.10(b) identifies each parcel of real estate or interest therein leased or subleased by any of the TPB Companies or in which any TPB Company has any leasehold interest. If applicable, Schedule 5.10(b) also lists or otherwise describes each and every written or oral lease or sublease under which any TPB Company is the lessee of any real property. One of the TPB Companies has good and marketable fee simple title to the real property described in Schedule 5.10(a) and has an enforceable leasehold interest in the real property described in Schedule 5.10(b), free and clear of all Liens. None of the TPB Companies has violated, or is currently in violation of, any Law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described or required to be described in Schedules 5.10(a) and 5.10(b), including, without limitation, any Law relating to zoning, building, occupancy, environmental or comparable matters, which individually or in the aggregate would have a Material Adverse Effect on TPB. As to each parcel of real property owned or used by any TPB Company, no TPB Company has received notice of any pending or, to the Knowledge of each of the Transaction Shareholders, threatened condemnation proceedings, Litigation proceedings or mechanic’s or materialmen’s liens. The Assets of the TPB Companies include all Assets required to operate the business of the TPB Companies as now conducted. The policies of fire, theft, liability, directors and officers and other insurance maintained with respect to the Assets or businesses of the TPB Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the TPB Companies is a named insured are reasonably sufficient. Schedule 5.10(c) contains a list of all such policies and bonds maintained by any of the TPB Companies, and TPB has provided true and correct copies of each such policy to Parent. Except as set forth on Schedule 5.10(c), no claims have been made under such policies or bonds, and no Transaction Shareholder has Knowledge of any fact or condition presently existing that might form the basis of any such claim.

Section 5.11     Environmental Matters.

(a)     Each TPB Company, its Participation Facilities and its Loan Properties are, and have been, to the Knowledge of each of the Transaction Shareholders, in compliance with all Environmental Laws.

(b)     There is no Litigation pending or, to the Knowledge of any of the Transaction Shareholders, threatened before any court, Governmental Authority or agency, board or other forum in which any TPB Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any TPB Company or any of its Participation Facilities.

(c)     There is no Litigation pending or, to the Knowledge of any of the Transaction Shareholders, threatened before any court, Governmental Authority or agency, board or other forum in which any of its Loan Properties (or TPB with respect to such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property.

(d)     To the Knowledge of each Transaction Shareholder, there is no reasonable basis for any Litigation of a type described in Sections 5.11(b) or 5.11(c).

(e)     During the period of (i) any TPB Company’s ownership or operation of any of its respective current properties, (ii) any TPB Company’s participation in the management of any Participation Facility or (iii) any TPB Company’s holding of a security interest in a Loan Property, to the Knowledge of each of the Transaction Shareholders, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties. Prior to the period of (i) any TPB Company’s ownership or operation of any of its respective current properties, (ii) any TPB Company’s participation in the management of any Participation Facility, or (iii) any TPB Company’s holding of a security interest in a Loan Property, to the Knowledge of each of the Transaction Shareholders, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property.

Section 5.12     Compliance with Laws. Each TPB Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. Except as set forth on Schedule 5.12, each of the TPB Companies:

(a)     is and has at all times, to the Knowledge of each of the Transaction Shareholders, been in compliance in all material respects with all Laws, Orders and Permits applicable to its business or employees, agents or representatives conducting its business; and

(b)     has received no notification or communication from any Governmental Authority or any Regulatory Authority or the staff thereof (i) asserting that any TPB Company is not or may not be in compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any TPB Company, or suggesting that any TPB Company will or may be required, to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any TPB Company, including, without limitation, any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

Without limiting the foregoing, each TPB Company, to the Knowledge of each of the Transaction Shareholders, is and has been in compliance in all material respects with the United States Foreign Corrupt Practices Act; the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as Title III of the USA Patriot Act; the Currency and Foreign Transactions Reporting Act of 1970, as amended, otherwise known as the Bank Secrecy Act, and all regulations issued thereunder; and each TPB Company has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts. Each TPB Company has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite custom reports required by any agency of the United States Department of the Treasury, including the Internal Revenue Service.  No TPB Company or, to the Knowledge of any Transaction Shareholder, any director, officer, agent, employee, Affiliate or Person acting on behalf of any TPB Company is currently subject to any sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”). No TPB Company or any of its Affiliates does business with the government of, or any Person located in, any country, or with any other Person, targeted by any of the economic sanctions of OFAC or any other Regulatory Authority. No TPB Company is controlled (within the meaning of Laws administered by OFAC) by any such government or Person. Each TPB Company has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (of the United States Department of the Treasury) required to be filed by it under applicable Law. Each TPB Company has systems, policies and procedures in place such that any material violation of any of the foregoing would reasonably be expected to have been detected by such TPB Company.

Section 5.13     Labor Relations; Employees.

(a)     No TPB Company is the subject of any Litigation asserting that it or any other TPB Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other TPB Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any TPB Company pending or threatened, nor to the Knowledge of any Transaction Shareholder, is there any activity involving any TPB Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity. Each TPB Company is and has been in compliance with all Employment Laws.

(b)     Schedule 5.13(b) contains a true and complete list showing the names and current annual salaries of all current executive officers of each of the TPB Companies and lists for each such person the amounts paid, payable or expected to be paid as salary, bonus payments and other compensation for 2016, 2017 and 2018. Schedule 5.13(b) also sets forth the name and offices held by each officer and director of each of the TPB Companies.

Section 5.14     Employee Benefit Plans.

(a)     Schedule 5.14(a) lists, and TPB has delivered or made available to Parent prior to the execution of this Agreement, correct and complete information with respect to and copies of all pension, retirement, profit-sharing, employee stock ownership, salary continuation, deferred compensation and split dollar policies, plans and agreements; all director deferral and director retirement policies, plans and agreements; all equity-based policies, plans and agreements relating to grants of stock options, warrants, restricted stock, restricted stock units or other equity awards; all policies, plans and agreements relating to severance pay, vacation and paid-time-off; all cash or equity-based bonus plans and any other incentive plans; all other written or unwritten employee programs, arrangements or agreements; all medical, vision, dental or other health plans, all life and disability insurance plans, flexible spending accounts and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), adopted, maintained by, sponsored in whole or in part by, or contributed to by any TPB Company, any Affiliate of a TPB Company, or any ERISA Affiliate thereof within the last six (6) years for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries (collectively, the “TPB Benefit Plans”). TPB also has delivered or made available to Parent prior to the execution of this Agreement correct and complete copies of (where applicable) the following with respect to each of the TPB Benefit Plans: (i) all summary plan descriptions, summaries of material modifications, and amendments; (ii) the most recent determination or opinion letters, as applicable, received from the Internal Revenue Service; (iii) the three (3) most recent Form 5500 Annual Reports; (iv) the three (3) most recent audited financial statements and actuarial valuations; (v) all material related agreements, insurance contracts and other documents that implement or impact the TPB Benefit Plan; and (vi) any notices to or from the Internal Revenue Service, any office or representative of the Department of Labor or any other Governmental Authority relating to any compliance issues in respect of any TPB Benefit Plan. Any TPB Benefit Plan that is an “employee pension benefit plan,” as defined in Section 3(2) of ERISA, is referred to herein as a “TPB ERISA Plan.” No TPB Benefit Plan is or has been a “defined benefit plan” (as defined in Section 414(j) of the IRC) or a “multi-employer plan” (as defined in Section 3(37) of ERISA), a multiple employer plan (as defined in Section 3(40) of ERISA) or Section 413(c) of the IRC, or, except as designated on Schedule 5.14(a), a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA), and, except as described on Schedule 5.14(a), no ERISA Affiliate of any TPB Company maintains, sponsors or contributes to, or has ever maintained, sponsored or contributed to, any such employee benefit plan.

(b)     All TPB Benefit Plans and the administration thereof are in, and have been in, compliance with the applicable terms of ERISA, the IRC and any other applicable Laws. Each TPB ERISA Plan that is intended to be qualified under Section 401(a) of the IRC and each corresponding trust exempt under Section 501(a) of the IRC has received a favorable determination letter or may rely upon an opinion letter issued to the sponsor of a prototype or volume submitter arrangement, as applicable, from the Internal Revenue Service, and no Transaction Shareholder is aware of any circumstances that could result in revocation of any such favorable determination letter/opinion letter. No transaction has been entered into with respect to any TPB Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any TPB Company to a Tax or penalty imposed by either Section 4975 of the IRC or Section 502(i) of ERISA. There are no actions, suits, arbitrations or claims, including any investigations or audits by the Internal Revenue Service or any other Governmental Authority pending (other than routine claims for benefits) or threatened against any TPB Benefit Plan, any TPB Company or any ERISA Affiliate with regard to any TPB Benefit Plan, any trust that is a part of any TPB Benefit Plan, or any trustee, fiduciary, custodian, administrator or other Person holding or controlling Assets of any TPB Benefit Plan, and no basis for anticipating any such action, suit, arbitration, claim, investigation or audit exists.

(c)     Except as set forth on Schedule 5.14(c), neither the execution and delivery of this Agreement nor the consummation of the Transaction will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise, but excluding the Transaction Consideration) becoming due to any director, officer or employee of any TPB Company from any TPB Company or any Parent Company under any TPB Benefit Plan, employment contract or otherwise, (ii) increase any benefits otherwise payable under any TPB Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(d)     With respect to all TPB Benefit Plans (whether or not subject to ERISA and whether or not qualified under Section 401(a) of the IRC), all contributions due (including any contributions to any trust account or payments due under any insurance policy) previously declared or otherwise required by Law or contract to have been made and any employer contributions (including any contributions to any trust account or payments due under any insurance policy) accrued but unpaid as of the date hereof will be paid by the time required by Law or contract. All contributions required to be made under any TPB Benefit Plan have been made by the applicable due date and meet the requirements for deductibility under the IRC, and all contributions that are required and that have not been made have been properly recorded on the books of TPB.

(e)     Each contract, arrangement, plan, or TPB Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the IRC) has been maintained and is, in form and operation, in compliance with Section 409A of the IRC and the applicable guidance issued thereunder.  No amounts under any such contract, arrangement, plan, or TPB Benefit Plan are or have been subject to the interest or additional tax set forth under Section 409A(a)(1)(B) of the IRC.  Except as set forth on Schedule 5.14(e), no TPB Company or any of their Affiliates has any obligation to gross-up or indemnify any Person with respect to any Taxes imposed under Section 409A of the IRC.

(f)      (i)      Each TPB Benefit Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the IRC) has been operated in compliance in all material respects with all Laws applicable to such plan (including the Patient Protection and Affordable Care Act of 2010), its terms, and with the group health plan continuation coverage requirements of Section 4980B of the IRC and Sections 601 through 608 of ERISA (“COBRA Coverage”), Section 4980D of the IRC and Sections 701 through 707 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent that such requirements are applicable. No TPB Benefit Plan or written or oral agreement exists that obligates the TPB Companies or any ERISA Affiliate to provide health care coverage, medical, surgical, hospitalization, death or similar benefits (whether or not insured) to any employee, former employee or member of the TPB Board or any ERISA Affiliate following such employee’s, former employee’s or director’s termination of employment or service to TPB, including, but not limited to, retiree medical, health or life benefits, other than as required under COBRA Coverage or other similar applicable Law.

(ii)      No TPB Benefit Plan, excluding any short-term disability, non-qualified deferred compensation, vacation, bonus, fringe benefit or health flexible spending account plan or program, is self-insured or funded through the general Assets of a TPB Company or an ERISA Affiliate. No TPB Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is funded by a trust or is subject to Section 419 or 419A of the IRC.

Section 5.15     Material Contracts. Except as set forth on Schedule 5.15, none of the TPB Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, any of the following (whether written or oral, express or implied): (a) any employment, severance, termination, consulting or retirement Contract with any Person; (b) any Contract relating to the borrowing of money by any TPB Company or the guarantee by any TPB Company of any such obligation (other than Contracts evidencing deposit Liabilities, purchases of federal funds, fully secured repurchase agreements, trade payables and Contracts relating to borrowings or guarantees made and letters of credit); (c) any Contract relating to indemnification or defense of any director, officer or employee of any of the TPB Companies or any other Person; (d) any Contract with any labor union; (e) any Contract relating to the disposition or acquisition of any interest in any business enterprise; (f) any Contract relating to the extension of credit to, provision of services for, sale, lease or license of Assets to, engagement of services from, or purchase, lease or license of Assets from, any shareholder, director or officer of any of the TPB Companies, any member of the immediate family of the foregoing or, to the Knowledge of any of the Transaction Shareholders, any related interest (as defined in Regulation O promulgated by the Federal Reserve) (“Related Interest”) of any of the foregoing; (g) any Contract that limits the freedom of any of the TPB Companies to compete in any line of business or with any Person or that limits the freedom of any other Person to compete in any line of business with any TPB Company; (h) any Contract providing a power of attorney or similar authorization given by any of the TPB Companies, except as issued in the ordinary course of business with respect to routine matters; or (i) any Contract (other than deposit agreements and certificates of deposit issued to customers entered into in the ordinary course of business and letters of credit) that involves the payment by any of the TPB Companies of amounts aggregating $10,000 or more in any twelve-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the “TPB Contracts”). TPB has delivered or made available to Parent correct and complete copies of all TPB Contracts. Each of the TPB Contracts is in full force and effect, and none of the TPB Companies is in Default under any TPB Contract. All of the indebtedness of any TPB Company for money borrowed is prepayable at any time by such TPB Company without penalty or premium. Schedule 5.15 lists the deadlines for extensions or terminations of all of the TPB Contracts.

Section 5.16     Legal Proceedings. Except as set forth on Schedule 5.16, there is no Litigation instituted or pending, or, to the Knowledge of any of the Transaction Shareholders, threatened (or unasserted but considered probable of assertion) against any TPB Company, or against any Asset, interest, or right of any of them, nor are there any Orders of any Governmental Authorities, Regulatory Authorities or arbitrators outstanding, pending or, to the Knowledge of any of the Transaction Shareholders, threatened against any TPB Company. No Transaction Shareholder has any Knowledge of any fact or condition presently existing that might give rise to any Order, Litigation, investigation or proceeding that, if determined adversely to any TPB Company, would have a Material Adverse Effect on such TPB Company or would materially restrict the right of any TPB Company to carry on its businesses as presently conducted.

Section 5.17     Reports. Each TPB Company has timely filed all reports, registration statements, statements and other documents, together with any amendments required to be made with respect thereto, that it was required to file with (a) any Regulatory Authorities and (b) any applicable state securities or banking authorities and all other material reports and statements required to be filed by it, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by Regulatory Authorities in the ordinary course of the business of the TPB Companies, to the Knowledge of any of the Transaction Shareholders, no Regulatory Authority has initiated any Proceeding or, to the Knowledge of any of the Transaction Shareholders, investigation into the business or operations of any TPB Company. There is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement or lien or any examinations of any TPB Company. As of their respective dates, each of such reports, registrations, statements and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws, including, without limitation, all Securities Laws. As of its respective date, each of such reports, registrations, statements and documents did not, in any material respect, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial information and reports contained in each of such reports, registrations, statements and documents (including the related notes, where applicable), (i) have been prepared in all material respects in accordance with GAAP or RAP, as applicable, which principles have been consistently applied during the periods involved, except as otherwise noted therein, (ii) fairly present the financial position of the TPB Companies as of the respective dates thereof, and (iii) fairly present the results of operations of the TPB Companies for the respective periods set forth therein. No TPB Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among TPB and any other TPB Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, TPB or any other TPB Company in TPB’s or such other TPB Company’s financial statements.

Section 5.18     Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any TPB Company or any Affiliate thereof to Parent pursuant to this Agreement, including the Exhibit and Schedules hereto, or any other document, agreement or instrument referred to herein, contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any TPB Company or any Affiliate thereof for inclusion in the documents to be prepared by Parent in connection with the Transaction, including, without limitation: (a) documents to be filed with the SEC; (b) documents to be provided to the Transaction Shareholders; (c) Filings pursuant to any state securities Laws; and (d) Filings made in connection with the obtaining of Consents from Regulatory Authorities, at the time at which such documents are filed with a Regulatory Authority and/or at the time at which they are distributed to the Transaction Shareholders, contains or will contain any untrue statement of a material fact or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any TPB Company is responsible for filing with any Regulatory Authority in connection with the Transaction will comply as to form in all material respects with the provisions of applicable Law.

Section 5.19     Regulatory Matters. No TPB Company or any Affiliate thereof has taken any action, and no Transaction Shareholder has any Knowledge of any fact or circumstance, that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 8.01(a) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section 8.01(a). None of the Transaction Shareholders knows of any reason why all requisite regulatory approvals regarding the Stock Purchase and the Affiliate Merger should not or cannot be obtained.

Section 5.20     Offices. The headquarters of each TPB Company and each other office, branch or facility maintained and operated by each TPB Company (including, without limitation, representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.20. None of the TPB Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

Section 5.21     Data Processing Systems. The electronic data processing systems and similar systems utilized in processing the work of each of the TPB Companies, including both hardware and software, (a) are supplied by a third-party provider; (b) satisfactorily perform the data processing function for which they are presently being used; and (c) are wholly within the possession and control of one of the TPB Companies or its third-party provider such that physical access to all software, documentation, passwords, access codes, backups, disks and other data storage devices and similar items readily can be made accessible to and delivered into the possession of Parent’s third-party provider.

Section 5.22     Intellectual Property. Each of the TPB Companies owns or possesses valid and binding licenses and other rights to use without additional payment all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and none of the TPB Companies has received any notice of conflict with respect thereto that asserts the rights of others. The TPB Companies have in all material respects performed all of the obligations required to be performed by them and are not in default in any material respect under any Contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.22 lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the TPB Companies. Each of the TPB Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third parties.

Section 5.23     Activities. None of the TPB Companies is engaged in any activity that is not permissible for a Virginia banking corporation or an Alabama banking corporation. None of the TPB Companies is authorized to act, or has acted or currently acts, in any fiduciary capacity.

Section 5.24     No Broker’s or Finder’s Fees. None of the TPB Companies or any of their respective officers or directors has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with the Transaction.

Section 5.25     Regulatory Framework. TPB is “well capitalized” (as defined in 12 C.F.R. Part 225.2(r)), “well managed” (as defined in 12 C.F.R. Part 225.2(s)) and is an “eligible depository institution” (as defined in 12 C.F.R. Part 303.2(r)).

Section 5.26     Repurchase Agreements; Derivatives; Securitizations. With respect to all agreements currently outstanding pursuant to which any TPB Company has purchased securities subject to an agreement to resell, such TPB Company has a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which any TPB Company has sold securities subject to an agreement to repurchase, no TPB Company has pledged collateral in excess of the amount of the debt secured thereby. No TPB Company has pledged collateral in excess of the amount required under any interest rate swap or other similar agreement currently outstanding. All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements, whether entered into for the account of any TPB Company or for the account of a customer of any TPB Company, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of any Regulatory Authority and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of such TPB Company, enforceable according to their terms.  Each TPB Company has duly performed in all material respects all of its obligations under such arrangements to the extent that such obligations to perform have accrued, and there are no material Defaults or allegations or assertions of such by any party thereunder. No TPB Company is a party to any agreement securitizing any of its Assets.

Section 5.27     Antitakeover Provisions. Each TPB Company has taken all actions required to exempt such TPB Company, this Agreement and the Transaction from any provisions of an anti-takeover nature contained in their organizational documents or the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar Laws or regulations (collectively, “Takeover Laws”). Each TPB Company has taken all action so that the entering into of this Agreement and the consummation of the Transaction do not and will not result in the grant of any rights to any Person under the articles of incorporation, bylaws, or other governing instruments of any TPB Company or restrict or impair the ability of Parent or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any TPB Company that may be directly or indirectly acquired or controlled by it.

Section 5.28     Transactions with Management. Except for (a) deposits that are on terms and conditions comparable in all material respects to those made available to other nonaffiliated similarly situated customers of TPB at the time such deposits were entered into, (b) the loans listed on Schedule 5.09(a)(ii), (c) the agreements designated on Schedule 5.15, (d) obligations under employee benefit plans of the TPB Companies set forth on Schedule 5.14(a), and (e) any items described on Schedule 5.28, there are no contracts with or commitments to any present or former shareholders who own or owned more than 1% of the TPB Common Stock, directors, officers or employees (or their Related Interests) involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person) or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals.

Section 5.29     Absence of Certain Business Practices. No TPB Company or, to the Knowledge of any of the Transaction Shareholders, any officer, employee or agent of any TPB Company, or any other Person acting on their behalf, has, directly or indirectly, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the business of any TPB Company (or assist any TPB Company in connection with any actual or proposed transaction) that (a) might subject TPB to any damage or penalty in any civil, criminal or governmental Litigation or Proceeding, (b) if not given in the past, might have resulted in a Material Adverse Effect on TPB, or (c) if not continued in the future, might result in a Material Adverse Effect on TPB or might subject TPB to suit or penalty in any private or governmental Litigation or Proceeding.

Section 5.30     Privacy of Customer Information. The TPB Companies collectively are the sole owner of all individually identifiable personal information relating to identifiable or identified natural Persons (“Identifiable Personal Information”) with respect to customers, former customers and prospective customers. The TPB Companies’ collection, use, and transfer of such Identifiable Personal Information complies with TPB’s privacy policy, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act and all other applicable privacy and other applicable Laws, and any agreement or industry standard relating to privacy.

Section 5.31    Deposits. Except as identified on Schedule 5.31, none of the deposits of TPB are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, setoff rights, limitations applicable to public deposits, escrow limitations and similar actions taken in the ordinary course of business), and no portion of deposits of TPB represents a deposit of any Affiliate of TPB. The deposit accounts of TPB are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act, and TPB has paid all regular premiums and special assessments and filed all reports required thereunder.

Section 5.32     Accounting Controls. Each of the TPB Companies maintains accurate books and records reflecting its Assets and Liabilities and maintains proper and adequate internal accounting controls that provide assurance that (a) transactions are executed with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of the TPB Financial Statements and TPB Call Reports in accordance with GAAP and RAP, and to maintain Asset and Liability accountability; (c) access to each TPB Company’s Assets and incurrence of each TPB Company’s Liabilities are permitted only in accordance with management’s specific or general authorizations; (d) the recorded accountability for Assets and Liabilities is compared with the existing Assets and Liabilities at reasonable intervals and appropriate action is taken with respect to any difference; and (e) extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  None of TPB’s systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) that (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the TPB Companies or their accountants.  No TPB Company has been advised of any material deficiencies in the design or operation of internal controls over financial reporting that could reasonably be expected to adversely affect its ability to record, process, summarize and report financial data, or any fraud, whether or not material, that involves management.  No material weakness in internal controls has been identified by TPB’s auditors, and there have been no significant changes in internal controls that could reasonably be expected to materially and adversely affect internal controls.

Section 5.33     Corporate Records. The minute books of the TPB Companies contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by the shareholders and boards of directors (including all committees thereof) of the TPB Companies since each such entity’s formation.

Section 5.34     No Broker-Dealer. No TPB Company and no employee or agent thereof is registered or required to be registered as an investment adviser or broker/dealer under the Securities Laws. All activities with respect to the solicitation, offer, marketing and/or sale of securities under “networking” or similar arrangements: (i) are and have at all times been conducted in accordance with all applicable Laws, including, without limitation, the Securities Laws and all state and federal banking Laws and regulations, and (ii) satisfy the definition of a “third party brokerage arrangement” under Section 201 of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. There has been no misrepresentation or omission of a material fact by any TPB Company and/or any of their respective agents in connection with the solicitation, marketing or sale of any securities, and each customer has been provided with any and all disclosure materials as required by applicable Law.

Section 5.35     Registration Obligations. No TPB Company is under any obligation, contingent or otherwise, to register its securities under the 1933 Act, the 1934 Act or any state securities Laws.

Article VI.
REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in any publicly available report, statement, schedule, form or other document filed by Parent with the SEC in each case after December 31, 2017 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, non-specific or predictive or forward-looking in nature), Parent hereby represents and warrants to the Transaction Shareholders as follows:

Section 6.01     Organization, Standing and Power. Parent is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the Transaction.

Section 6.02     No Breach By Agreement.

(a)     The execution, delivery and performance of this Agreement and the consummation of the Transaction have been, or prior to the Closing will be, duly and validly authorized by all necessary corporate action on the part of Parent. Subject to required regulatory Consents, this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar Laws of general applicability affecting creditors’ rights or by general principles of equity.

(b)     Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the Transaction, nor compliance by Parent with any of the provisions of this Agreement, will (i) conflict with or result in a breach of any provision of Parent’s certificate of incorporation or bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Parent Company under, any Contract or Permit of any Parent Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Parent Company, or (iii) subject to receipt of the requisite approvals referred to in Section 8.01(a) of this Agreement, violate any Law or Order applicable to any Parent Company or any of their respective Assets.

(c)     Other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules and requirements of Nasdaq, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, (iv) notices to or filings with Nasdaq regarding the shares of Parent Common Stock to be issued to the Transaction Shareholders and (v) Consents, filings or notifications that, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent, no notice to, filing with or Consent of any public body or authority is necessary for the consummation by Parent of the Transaction. No Consents or approvals of or filings or registrations with any Regulatory Authorities are necessary in connection with the execution and delivery by Parent of this Agreement.

Section 6.03     Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of each Parent Company, threatened (or unasserted but considered probable of assertion) against any Parent Company, nor is there any Order of any Governmental Authority, Regulatory Authority or arbitrator outstanding, pending or, to the Knowledge of any Parent Company, threatened against any Parent Company, that challenges or seeks to prevent, enjoin or otherwise delay the consummation of the Transaction or that is otherwise reasonably likely to materially impair or delay Parent’s ability to consummate the Transaction.

Section 6.04     Regulatory Matters. No Parent Company has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 8.01(a) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of Section 8.01(a).

Section 6.05     Sufficiency of Funds; Solvency. Prior to the Closing, subject to approval of the ASBD for FUSB to pay a dividend to Parent in the amount of the Transaction Cash (the “Funding Dividend”), Parent will have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Transaction Consideration and consummate the Transaction. Immediately after giving effect to the Transaction, Parent shall be solvent and shall be able to pay its debts as they become due and have adequate capital to carry on its business. In connection with the Transaction, Parent has not incurred, nor does Parent plan to incur, debts beyond its ability to pay as they become absolute and matured.

Article VII.
COVENANTS AND OTHER AGREEMENTS

Section 7.01     Conduct of Business Prior to Closing.

(a)     Unless the prior written consent of Parent shall have been obtained, and except as otherwise expressly provided for herein, until the earlier of the Closing or the termination of this Agreement, the TPB Parties shall cause each of the TPB Companies to (a) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, and (b) preserve intact its business organization, goodwill, Assets and relationships with depositors, customers and employees and maintain its rights and franchises.

(b)     Without limiting the generality of Section 7.01(a), except as otherwise expressly provided, permitted or required herein or as required by Law, from the date of this Agreement until the earlier of the Closing or the termination of this Agreement, each of the TPB Parties covenants and agrees that it will not do or agree or commit to do, or permit any of the TPB Companies to do or agree or commit to do, any of the following without the prior written consent of the President and Chief Executive Officer or Chief Financial Officer of Parent:

(i)     amend the articles of incorporation, bylaws or other governing instruments of any TPB Company;

(ii)     make or commit to make any expenditures (capital expenditures or otherwise) except in the ordinary course of business;

(iii)     incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of the TPB Companies consistent with past practices (which shall include the creation of deposit Liabilities, purchases of federal funds, sales of certificates of deposit, advances from the Federal Reserve or the Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government or agency securities and issuances of letters of credit), or impose, or suffer the imposition, on any share of stock held by any TPB Company of any Lien or permit any such Lien to exist;

(iv)     repurchase, redeem or otherwise acquire (except in accordance with the terms and conditions of the Buy-Out Agreements) or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any TPB Company, or declare or pay any dividend or make any other distribution in respect of TPB’s capital stock;

(v)     except for this Agreement, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of TPB Common Stock or any other capital stock of any TPB Company, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any shares of such stock;

(vi)     adjust, split, combine or reclassify any capital stock of any TPB Company or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise encumber any shares of capital stock of any TPB Company or, other than in the ordinary course of business for reasonable and adequate consideration, any Asset;

(vii)     acquire any direct or indirect equity interest in any Person, other than in connection with foreclosures in the ordinary course of business;

(viii)     grant any increase in compensation or benefits to the directors, officers or employees of any TPB Company, except in accordance with past practices with respect to employees; pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the TPB Board prior to the date of this Agreement; or, except as may be required by applicable Law, the terms of any TPB Benefit Plan as of the date hereof or the express terms of this Agreement, enter into or amend any severance agreement, change in control agreement, option agreement or similar agreement with any directors, officers or employees of any TPB Company;

(ix)     enter into or amend any employment Contract between any TPB Company and any Person (unless such amendment is required by Law) that the TPB Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(x)     adopt any new employee benefit plan of any TPB Company or make any material change in or to any existing employee benefit plans of any TPB Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan or that is required by the terms of the TPB Benefit Plan as of the date hereof;

(xi)     make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in GAAP or RAP;

(xii)     commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any TPB Company for material money damages or restrictions upon the operations of any TPB Company;

(xiii)     enter into any material transaction or course of conduct not in the ordinary course of business (except pursuant to, and in accordance with, the terms and conditions of this Agreement), or not consistent with safe and sound banking practices, or not consistent with applicable Laws;

(xiv)     fail to file timely any report required to be filed by it with any Regulatory Authority;

(xv)     make any Loan or advance to any Transaction Shareholder, director or officer of TPB, or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of any of the TPB Parties) of any of the foregoing, except for advances under unfunded loan commitments in existence on the date of this Agreement and specifically described on Schedule 7.01(b)(xv) or renewals of any Loan or advance outstanding as of the date of this Agreement on terms and conditions substantially similar to the original Loan or advance;

(xvi)     cancel without payment in full, or modify in any material respect, any Contract relating to any loan or other obligation receivable from any Transaction Shareholder, director or officer of any TPB Company or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of any of the TPB Parties) of any of the foregoing;

(xvii)     enter into, renew or extend any Contract for services or otherwise (excluding Contracts pertaining to Loans, which are instead addressed under item (xv) above) with any Transaction Shareholder, director, officer or employee of any TPB Company or any member of the immediate family of the foregoing, or any Related Interest of any of the foregoing;

(xviii)     modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration;

(xix)     file any application to relocate or terminate the operations of any banking office of any TPB Company;

(xx)     except as may be required by applicable Law or to comply with any request or recommendation made by any Regulatory Authority, change any of the TPB Companies’ lending, investment, Liability management and other material banking policies in any material respect;

(xxi)     intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to consummate the Transaction;

(xxii)     take any action that would cause the Transaction to be subject to requirements imposed by any Takeover Law; and TPB shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the Transaction from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect;

(xxiii)     Except as set forth on Schedule 7.01(b)(xxiii), make or renew any Loan to any Person (including, in the case of an individual, his or her immediate family) who or that (directly or indirectly as though a Related Interest or otherwise) owes, or would as a result of such Loan or renewal owe, any TPB Company more than an aggregate of $100,000, except for Loans approved by the loan committee of the TPB Board or otherwise by the TPB Board at a Meeting attended by the Observer pursuant to Section 7.06(b) below;

(xxiv)     increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with TPB’s past policies or except to match a competitor’s rate on an individual time or certificate of deposit;

(xxv)     purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five (5) years (except for municipal bonds of any maturity after consultation by a Designated Representative of TPB with a Designated Representative of Parent), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or Home Loan Mortgage Corporation;

(xxvi)     except for residential real property, “other real estate owned” and mobile home property owned by and reflected on the books of TPB as of the date hereof, the sale of which will not, individually or in the aggregate, result in a material loss, sell, transfer, convey or otherwise dispose of any real property or interests therein having a book value in excess of or in exchange for consideration in excess of $10,000;

(xxvii)     take any action that is likely to materially impair or delay TPB’s or any Transaction Shareholder’s ability to perform any of its obligations under this Agreement; or

(xxviii)     agree or commit to do any of the foregoing.

Section 7.02     Negative Covenants of Parent. Except as expressly permitted or contemplated by this Agreement, or as required by applicable Law, or with the prior written consent of TPB, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, Parent shall not, and shall not permit any of the Parent Companies to, take any action that is intended to materially impair or delay Parent’s ability to consummate the Transaction.

Section 7.03     Adverse Changes in Condition. Each Party agrees to give written notice promptly (and in any event within two (2) Business Days) to the other Parties upon becoming aware of the occurrence or impending occurrence or existence of any event, circumstance or fact that (a) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party or (b) would reasonably be expected to cause, constitute, give rise to or result in a material breach at or prior to the Closing of any of its representations, warranties or covenants contained herein, and to use its commercially reasonable efforts to prevent or promptly to remedy the same; provided, however, that the delivery of any notice pursuant to this Section 7.03 shall not (i) limit or otherwise affect any remedies available to the Party receiving such notice or (ii) be deemed to amend or supplement the Schedules to this Agreement or prevent or cure any inaccuracy, misrepresentations, breach of warranty or breach of covenant.

Section 7.04     Reports. The TPB Companies shall file all reports required to be filed with Regulatory Authorities between the date of this Agreement and the Effective Time, and the Shareholder Representative shall deliver or cause to be delivered to Parent copies of all such reports filed by any of the TPB Companies promptly after the same are filed.

Section 7.05     Regulatory Matters; Third-Party Consents.

(a)     The Parties shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and Filings and to obtain as promptly as practicable all Consents of all third parties and Regulatory Authorities that are necessary or advisable to consummate the Transaction. Each of the Parties shall have the right to review in advance, and to the extent practicable each will consult with the other on, in each case subject to applicable Laws relating to the exchange of information, all of the information relating to such Party that appears in any Filing made with, or written materials submitted to, any third party or any Regulatory Authority in connection with the Transaction. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties agree that they will consult with each other with respect to the obtaining of all Permits and Consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the Transaction, and each Party will keep the other apprised of the status of matters relating to completion of the Transaction.

(b)     The Parties shall, upon request, furnish to each other all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters that may be reasonably necessary or advisable in connection with the preparation of any Filing with or notice to any Regulatory Authority in connection with the Transaction.

(c)     Parent and the Shareholder Representative shall promptly furnish each other with copies of all notices, petitions and Filings with all Regulatory Authorities, and all written communications received by Parent or the TPB Parties, as the case may be, or any of their respective Subsidiaries, Affiliates or associates from, or delivered by any of the foregoing to, any Regulatory Authority, in respect of the Transaction.

(d)     In accordance with the listing rules of Nasdaq, Parent shall notify Nasdaq of the issuance of the shares of Parent Common Stock in the Transaction within the requisite time period after the Closing Date.

Section 7.06     Access to Information.

(a)     During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement, the TPB Parties shall: (i) cause the Designated Representative of TPB to confer on a regular and frequent basis with the Designated Representative of Parent and to report on the general status of the TPB Companies’ ongoing operations; (ii) upon reasonable notice and subject to applicable Laws relating to the exchange of information, afford to the officers, employees, accountants, counsel and other Representatives of Parent access to all of the TPB Companies’ properties, books, Contracts, commitments and records; and (iii) make available to Parent (A) a copy of each report, schedule, and other document filed or received by any of the TPB Companies during such period pursuant to the requirements of federal or state banking Laws (other than reports or documents that the TPB Companies are not permitted to disclose under applicable Law, in which case the TPB Parties shall notify Parent of the nondisclosure and the nature of such information) and (B) such other information concerning the TPB Companies’ business, properties and personnel as Parent may reasonably request.

(b)     During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Parent will be entitled to the following observation rights (“Observation Rights”):  TPB shall permit one Representative of Parent (the “Observer”) to attend all regularly-scheduled and any other formal meetings at which minutes are taken of (i) the loan committee of the TPB Board and (ii) other meetings of the TPB Board at which any loans are approved, to the extent that such loans were not reviewed at a meeting of the loan committee attended by the Observer (collectively, “Meetings”), in all events in a non-voting observer capacity, which attendance right shall be limited to the ability to observe discussions of the loan committee or the TPB Board, as applicable. TPB shall provide at least 48 hours’ notice to Parent prior to the occurrence of any such Meeting. The Observation Rights may be exercised in person or via telephone, but in all events at Parent’s expense. TPB shall provide Parent with any reports or other materials provided to the participants in connection with Meetings.

(c)     The TPB Parties shall not be required to provide any information to Parent if the TPB Parties reasonably determine that providing such information violates the rights of the TPB Companies’ customers under applicable Law or jeopardizes the attorney-client privilege of any TPB Company in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between Parent and the TPB Parties). No investigation or attendance at Meetings by any of the Parties or their respective Representatives shall affect the representations and warranties of the other Parties set forth herein.

Section 7.07     Efforts to Consummate. Subject to the terms and conditions of this Agreement, Parent and each the TPB Parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the Transaction, including, without limitation, obtaining of all of the Consents and satisfying the conditions contained in Article VIII hereof. Parent expressly agrees to consummate the Transaction upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing. Each of the TPB Parties expressly agrees to consummate the Transaction upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing. Concurrently with the execution and delivery of this Agreement, the TPB Parties shall deliver, or cause to be delivered, to Parent the Non-Solicitation Agreements, the Claims Letters and the TPB Leases required to be executed and delivered pursuant to Sections 7.16, 7.17, and 7.21 hereof.

Section 7.08     Publicity. Neither Parent nor any of the TPB Parties shall, or shall permit any of its respective Subsidiaries or Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public disclosure concerning, the Transaction without the consent of the other Parties, which consent will not be unreasonably withheld. Prior to issuing or publishing any press release or other public announcement or disclosure regarding the Transaction, the releasing party shall provide a copy of the release or announcement to the other Parties prior to the issuance, and shall provide a reasonable opportunity for comment. Nothing in this Section 7.08, however, shall be deemed to prohibit any Party from making any disclosure that it deems necessary or advisable, with the advice of counsel, in order to satisfy such Party’s disclosure obligations imposed by Law or Nasdaq.

Section 7.09     Expenses. All costs and expenses incurred by or on behalf of the TPB Companies, the Transaction Shareholders or the Shareholder Representative in connection with the Transaction, including, without limitation, attorneys’ fees, accountants’ fees and other professional fees, shall be paid by the Transaction Shareholders and shall not be paid or reimbursed by TPB or by Parent, FUSB or any of their Affiliates; provided, however, that, subject to the requirements with respect to including deductions and accruals for all TPB Transaction Expenses on the Pre-Closing Date Balance Sheet in accordance with Section 2.04(a) and the Closing Date Balance Sheet in accordance with Section 2.04(b), the TPB Companies may pay the reasonable fees of the Transaction Shareholders’ attorney(s) and/or accountant(s). The Transaction Shareholders hereby agree to indemnify the Parent Companies against any liability arising from any such fee or payment incurred by the Transaction Shareholders or by or on behalf of the TPB Companies to the extent that such fee or payment is not deducted or accrued for on the Pre-Closing Date Balance Sheet and the Closing Date Balance Sheet.

Section 7.10     Environmental Audit; Title Policy; Survey.

(a)     At the election of Parent, the TPB Parties will procure and deliver, at Parent’s expense, with respect to each parcel of real property that any of the TPB Companies owns, leases, subleases or is obligated to purchase, at least thirty (30) days prior to the Closing, whatever environmental audits as Parent may request, which audits shall be reasonably acceptable to and shall be conducted by a firm reasonably acceptable to Parent.

(b)     At the election of Parent, the TPB Parties will, at Parent’s expense, with respect to each parcel of real property that any of the TPB Companies owns, leases, subleases or is obligated to purchase, procure and deliver to Parent, at least thirty (30) days prior to the Closing, a commitment to issue title insurance in such amounts and by such insurance company reasonably acceptable to Parent, which policy shall be free of all material Liens and exceptions to Parent’s reasonable satisfaction.

(c)     At the election of Parent, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to Section 7.10(b), the TPB Parties, at Parent’s expense, will procure and deliver to Parent at least thirty (30) days prior to the Closing, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to Parent, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof. Such surveys shall not disclose any survey defect or encroachment from or onto such real property that has not been cured or insured over prior to the Closing. In addition, the TPB Parties shall deliver to Parent a complete legal description for each parcel of real estate or interest owned, leased or subleased by any TPB Company or in which any TPB Company has any ownership or leasehold interest.

Section 7.11     Compliance Matters. Prior to the Effective Time, the TPB Parties shall take, or cause to be taken, all commercially reasonable steps requested by Parent to cure any deficiencies in regulatory compliance by TPB; provided, however, that Parent shall not be responsible for discovering such defects, shall not have any obligation to disclose the existence of such defects to TPB, and shall not have any Liability resulting from such deficiencies or attempts to cure them.

Section 7.12     Conforming Accounting and Reserve Policies. At the request of Parent, TPB shall immediately prior to the Effective Time establish and take such charge-offs, reserves and accruals as Parent reasonably shall request to conform TPB’s loan, accrual, capital, reserve and other accounting policies to the policies of FUSB (collectively, the “Conforming Adjustments”). For the sake of clarity, the determination of, and adjustments to, the Estimated Closing NBV and the Final NBV will be made in accordance with Section 2.04, and the Conforming Adjustments, if any, will not be determinative in such process.

Section 7.13     Directors’ and Officers’ Indemnification.

(a)     For a period of five (5) years after the Effective Time, Parent shall indemnify each director and officer of the TPB Companies (each, an “D&O Indemnified Party”) against all Liabilities arising out of actions or omissions occurring upon or prior to the Effective Time to the extent mandated under the Articles of Incorporation and Bylaws of TPB as in effect on the date of this Agreement, subject to (i) the limitations and requirements of such Articles of Incorporation and Bylaws, and (ii) applicable Law; provided, however, that Parent’s obligations in this Section 7.13(a) shall not apply with respect to Liabilities resulting from, related to, or arising from any act or omission that constitutes or serves as the basis for a breach of any representation, warranty or covenant in this Agreement or for which Parent seeks or is entitled to seek indemnity under Section 10.02.

(b)     Any D&O Indemnified Party wishing to claim indemnification under Section 7.13(a), upon learning of any such Liability or Litigation, shall promptly notify Parent thereof; provided, however, that the failure to so notify shall not affect the obligation of Parent under this Section 7.13 unless, and only to the extent that, Parent is actually and materially prejudiced in the defense of such claim as a consequence. In the event of any claim or Litigation that may give rise to indemnity obligations on the part of Parent (whether arising before or after the Effective Time), (i) Parent shall have the right to assume the defense thereof, and Parent shall not be liable to such D&O Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such D&O Indemnified Party in connection with the defense thereof, except that, if Parent elects not to assume such defense or counsel for the D&O Indemnified Party advises that there are substantive issues that raise conflicts of interest between Parent and the D&O Indemnified Party under the rules of professional ethics, the D&O Indemnified Party may retain counsel satisfactory to him or her, and Parent shall pay all reasonable fees and expenses of such counsel for the D&O Indemnified Party; provided, however, that Parent shall be obligated to pay for only one firm of counsel for all TPB Indemnified Parties in any jurisdiction; (ii) all TPB Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided further, that Parent shall not have any obligation hereunder to the extent such arrangements are prohibited by applicable Law.

(c)     If Parent or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its property and Assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of Parent and any of its Subsidiaries shall assume the obligations set forth in this Section 7.13. The provisions of this Section 7.13 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her heirs and representatives.

Section 7.14     System Integration. From and after the date hereof, subject to applicable Law and regulation, TPB shall, and shall cause its directors, officers and employees to, and shall make all commercially reasonable efforts (without undue disruption to either business) to cause its data processing consultants and software providers to, cooperate and assist TPB and FUSB in connection with an electronic and systematic conversion of all applicable data of TPB to the FUSB system following the Effective Time, including the training of TPB employees during normal business hours without undue disruption to TPB’s business.

Section 7.15     Coordination; Integration. Subject to applicable Law and regulation, during the period from the date hereof until the Effective Time, the TPB Parties shall cause the Chief Executive Officer of TPB or, if such Person is unavailable, another senior officer thereof, to assist and confer with the officers of FUSB, on a weekly basis, relating to the development, coordination and implementation of the post-Affiliate Merger operating and integration plans of FUSB, as the Surviving Bank.

Section 7.16     Non-Solicitation Agreements. The TPB Parties shall cause each director of TPB to execute and deliver to Parent a Non-Solicitation Agreement concurrently with the execution and delivery of this Agreement and effective upon (and subject to the occurrence of) the Effective Time (the “Non-Solicitation Agreements”).

Section 7.17     Claims Letters. The TPB Parties shall cause each director and executive officer of TPB to execute and deliver a Claims Letter concurrently with the execution and delivery of this Agreement and effective upon (and subject to the occurrence of) the Effective Time (the “Claims Letters”).

Section 7.18     Retention Bonus Agreements. The Parties will work together in good faith to have FUSB (as successor to TPB) enter into retention bonus agreements that become effective as of (and subject to the occurrence of) the Effective Time with the individuals set forth on Schedule 7.18 (the “Retention Bonus Agreements”).

Section 7.19     Section 280G Matters. Prior to the Effective Time, Parent and the TPB Parties will work together in good faith to implement mutually satisfactory arrangements such that the Transaction will not trigger or result in any payment, including, without limitation, any “excess parachute payment” as defined in Section 280G of the IRC, that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G of the IRC.

Section 7.20     Employee Matters.

(a)     Following the Effective Time, Parent shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of the TPB Companies at the Effective Time (“Covered Employees”) that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of Parent or any of its Subsidiaries, as applicable; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Parent or any of its Subsidiaries. Subject to applicable Law and the terms and conditions of Parent’s benefit plans and the requirements of the insurers thereunder, Parent shall give the Covered Employees full credit for their prior service with TPB (including prior service with any companies acquired by TPB or from whom branch offices were acquired by TPB, except to the extent resulting in duplication of benefits) (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any tax qualified employee benefit plan maintained by Parent and in which Covered Employees may be eligible to participate and (ii) for all purposes under any welfare benefit plans, vacation plans and similar arrangements maintained by Parent. Each Covered Employee’s accrued paid time off and unused sick time will be credited towards one or a combination of Parent’s welfare benefit plans.

(b)     With respect to any employee benefit plan of Parent that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such Parent plan to be waived with respect to such Covered Employee to the extent that such condition was or would have been covered under the TPB Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee in the year that includes the Effective Time (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.

(c)     Prior to the Effective Time, the TPB Parties shall take all actions requested by Parent, in writing upon no less than five (5) days’ advance notice, that may be necessary or appropriate to (i) cause one or more TPB Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any TPB Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any TPB Benefit Plan for such period as may be requested by Parent, or (iv) facilitate the merger of any TPB Benefit Plan into any employee benefit plan maintained by Parent or a Subsidiary of Parent. All resolutions, notices or other documents issued, adopted or executed in connection with the implementation of this Section 7.20(c) shall be subject to Parent’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed. Prior to the Effective Time, the TPB Parties shall take all actions that, in the reasonable opinion of Parent, are necessary or advisable to terminate the participation of the TPB Parties in the multiple employer welfare arrangements.

(d)     Nothing in this Section 7.20 shall be construed to limit the right of Parent or any of its Subsidiaries to amend or terminate any TPB Benefit Plan that is assumed by any Parent Company at or subsequent to the Effective Time or other employee benefit plan, to the extent that such amendment or termination is permitted by the terms of the applicable plan and applicable Law, nor shall anything in this Section 7.20 be construed to require Parent or any of its Subsidiaries to retain the employment of any particular Covered Employee for any fixed period of time following the Effective Time, and the continued retention (or termination) by Parent or any of its Subsidiaries of any Covered Employee subsequent to the Effective Time shall be subject in all events to Parent’s or its applicable Subsidiary’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures and satisfactory employment performance.

Section 7.21     TPB Leases. The Transaction Shareholders shall execute and deliver lease agreements for the Bearden and Powell branch locations of TPB concurrently with the execution and delivery of this Agreement and effective upon (and subject to the occurrence of) the Effective Time (the “TPB Leases”).

Section 7.22     Restrictive Covenants.

(a)     Non-Competition; Non-Solicit.

(i)     For a period of five (5) years commencing on the Closing Date, each of the Transaction Shareholders shall not, and shall not permit any of their Affiliates to, directly or indirectly: (A) carry on or engage in the business of banking or any Similar Business within the Restricted Territory; provided, however, that the foregoing prohibition shall not preclude a Transaction Shareholder’s passive ownership of not more than 2% of the outstanding equity securities of any company that is subject to the periodic reporting requirements of the 1934 Act; or (B) perform services for any bank, bank holding company, bank or bank holding company in organization, corporation or other Person or entity engaged in the business of banking that has a branch or office in, or conducts any banking or Similar Business in, the Restricted Territory; or (C) solicit or do banking or Similar Business with any existing customer of the Parent Companies or their Affiliates or any prospective customer of the Parent Companies or their Affiliates with whom such Transaction Shareholder has had material contact; or (D) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Parent Companies and customers or vendors of the Parent Companies; provided, however, that if a Transaction Shareholder owns less than a 50% equity and voting interest in a Person and does not otherwise control such Person and such Person, without any involvement or encouragement by a Transaction Shareholder, terminates its business relationship with the Parent Companies, then such termination shall not, standing alone, be deemed to violate this subsection (D), and, provided further, that if a Transaction Shareholder terminates any of his own personal business relationships with the Parent Companies, then such termination shall not, standing alone, be deemed to violate this subsection (D), it being understood that, upon learning of a Transaction Shareholder’s intention to terminate such a personal business relationship, the Parent Companies may consider and match any competitor’s product and rate offerings in an effort to maintain the relationship; or (E) encourage or solicit any director, officer or employee of the Parent Companies or any of their Affiliates to leave his or her position or employment with the Parent Companies or any of their Affiliates for any reason, or hire any such director, officer or employee, without the prior written consent of Parent.

(ii)     The Transaction Shareholders acknowledge that a breach or threatened breach of this Section 7.22(a) would give rise to irreparable harm to Parent, for which monetary damages would not be an adequate remedy, and hereby agrees that, in the event of a breach or a threatened breach by the Transaction Shareholders of any such obligations, Parent shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(iii)     The Transaction Shareholders acknowledge that the restrictions contained in this Section 7.22(a) are reasonable and necessary to protect the legitimate interests of Parent and constitute a material inducement to Parent to enter into this Agreement and consummate the Transaction. In the event that any covenant contained in this Section 7.22(a) should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 7.22(a) and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

(b)     Confidentiality.

(i)     The Parties acknowledge and agree that the Confidentiality Agreement between Parent and TPB dated November 17, 2017 (the “Confidentiality Agreement”) remains in full force and effect and, in addition, covenant and agree to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided pursuant to this Agreement or any other ancillary agreements. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 7.22(b) shall nonetheless continue in full force and effect.

(ii)     From and after the Closing, the Transaction Shareholders shall, and shall cause their Affiliates to, hold, and shall use their reasonable best efforts to cause their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Parent Companies, except to the extent that the Transaction Shareholders can show that such information (A) is generally available to and known by the public through no fault of the Transaction Shareholders, any of their Affiliates or their respective Representatives; or (B) is lawfully acquired by the Transaction Shareholders, any of their Affiliates or their respective Representatives from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Transaction Shareholders or any of their Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, the Transaction Shareholders shall promptly notify Parent in writing and shall disclose only that portion of such information that the Transaction Shareholders are advised by their counsel in writing is legally required to be disclosed; provided, however, that the Transaction Shareholders shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

(c)     Alternative Transactions. Unless and until this Agreement is terminated in accordance with Article IX, the TPB Parties shall not, directly or indirectly, individually, jointly or through any Affiliates or Representatives, (i) solicit, initiate or take any action to facilitate or encourage the submission of any proposal relating to a possible Alternative Transaction, (ii) enter into or participate in any discussions or negotiations with or authorize any financial advisor or other Person to solicit or participate in discussions or negotiations with, furnish any information relating to the TPB Companies (other than as to the existence of these provisions) or afford access to the business, employees, properties, assets, books or records of the TPB Companies to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Person other than Parent and its Affiliates seeking to make such a proposal, (iii) enter into any agreement with any Person other than Parent and its Affiliates with respect to such a proposal, or (iv) authorize any of the foregoing actions. The Shareholder Representative shall promptly (but in any event within three (3) Business Days) notify Parent in writing of any inquiry, proposal or offer relating to a possible Alternative Transaction that is received by any of the TPB Parties prior to the Closing (which notice shall identify the Person making, or considering making, such inquiry, proposal or offer and shall set forth the material terms of any such inquiry, proposal or offer received), and the Shareholder Representative shall keep Parent informed in reasonable detail of the terms, status and other pertinent details of any such inquiry, proposal or offer.

Section 7.23     Books and Records.

(a)     In order to facilitate the resolution of any claims made against or incurred by the TPB Parties prior to the Closing, or for any other reasonable purpose, for a period of ten (10) years after the Closing, Parent shall:

(i)     retain the books and records (including personnel files) of the TPB Companies relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of the TPB Companies; and

(ii)     upon reasonable notice, afford the Shareholder Representative reasonable access (including the right to make, at the Shareholder Representative’s expense, photocopies), during normal business hours, to such books and records.

(b)     In order to facilitate the resolution of any claims made by or against or incurred by Parent or the TPB Companies after the Closing, or for any other reasonable purpose, for a period of ten (10) years following the Closing, the TPB Parties shall:

(i)     retain the books and records (including personnel files) that relate to the TPB Companies and their operations for periods prior to the Closing; and

(ii)     upon reasonable notice, afford the Representatives of Parent reasonable access (including the right to make, at Parent’s expense, photocopies), during normal business hours, to such books and records.

(c)     No Party shall be obligated to provide any other Party with access to any books or records (including personnel files) pursuant to this Section 7.23 if such access would, in the providing Party’s sole discretion, (i) jeopardize any attorney-client or other privilege or (ii) contravene any applicable Law, fiduciary duty or Contract. Notwithstanding anything in this Agreement to the contrary, if the Parties are in an adversarial relationship in any action, suit, claim, investigation or other legal Proceeding, then the furnishing of any books or records pursuant to this Section 7.23 shall be subject to applicable rules of discovery.

Section 7.24     Tax Matters.

(a)     Tax Returns.

(i)     Without the prior written consent of Parent, the Transaction Shareholders shall not, and, prior to the Closing, the Transaction Shareholders shall not permit the TPB Companies, the TPB Companies’ Affiliates or any of the Representatives of any of the foregoing to, make, change or rescind any Tax election, amend any Tax Return, or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that could have the effect of increasing the Tax liability or reducing any Tax asset of Parent or the TPB Companies in respect of any Post-Closing Tax Period.

(ii)     Parent shall prepare, or cause to be prepared, all Tax Returns required to be filed by the TPB Companies after the Closing Date with respect to a Pre-Closing Tax Period. Parent shall prepare, or cause to be prepared, such Tax Returns consistently with the past practice of the TPB Companies in filing the TPB Companies’ Tax Returns, except as otherwise required by applicable Law. Parent shall provide the Shareholder Representative with a draft of each such Tax Return (including relevant work papers) at least twenty (20) days prior to the due date for the filing of such Tax Return (including extensions). If, prior to the Objection Deadline, the Shareholder Representative has not given Parent an Objection Notice with respect to such Tax Return, then, subject to Article X, including Section 10.02(a)(vii), Parent shall timely file, or cause to be timely filed, with the applicable Governmental Authority, such Tax Return. If, prior to the Objection Deadline, the Shareholder Representative has given Parent an Objection Notice with respect to such Tax Return, then Parent and the Shareholder Representative shall resolve such dispute in a manner consistent with the review and dispute procedures set forth in Section 2.04(c); provided, however, that, if the Independent Accounting Firm is unable to resolve the Disputed Matters before the due date for such Tax Return, then, subject to Article X, including Section 10.02(a)(vii), Parent shall timely file, or cause to be timely filed, with the applicable Governmental Authority such Tax Return as prepared by Parent and then amend such Tax Return to reflect the Independent Accounting Firm’s resolution of the Disputed Matters. The preparation and filing of any Tax Return of the TPB Companies that does not relate to a Pre-Closing Tax Period shall be exclusively within the control of Parent.

(iii)     The Shareholder Representative, on the one hand, and Parent, on the other hand, shall provide each other with such cooperation and information as either of them reasonably requests of the other in filing any Tax Return pursuant to this Section 7.24 or in connection with any audit or other Proceeding in respect of Taxes of the TPB Companies. Such cooperation and information includes providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by Tax authorities. The Shareholder Representative, on the one hand, and Parent, on the other hand, shall retain all Tax Returns, schedules, work papers and other documents in such Party’s respective possession relating to Tax matters of the TPB Companies for any Pre-Closing Tax Period until the expiration of the statute of limitations of the Pre-Closing Tax Periods to which such Tax Returns relate, without regard to extensions, except to the extent notified by the other Party in writing of such extensions for the respective Pre-Closing Tax Period. Prior to transferring, destroying or discarding any Tax Returns, schedules and work papers, and other documents in such Party’s respective possession relating to Tax matters of the TPB Companies for any Pre-Closing Tax Period, the Shareholder Representative, on the one hand, or Parent, on the other hand, as applicable, shall provide the other Party with reasonable written notice and offer the other Party the opportunity to take custody of such materials.

(iv)     The determination of the Taxes of the TPB Companies for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date is to be determined by assuming that the Straddle Period consisted of two (2) taxable years or periods, one of which ended at the close of the Closing Date and the other of which began at the beginning of the day immediately following the Closing Date, and items of income, gain, deduction, loss or credit, and any apportionment factors of the TPB Companies for the Straddle Period, are to be allocated between such two (2) taxable years or periods on a “closing of the books basis” by assuming that the books of the TPB Companies were closed at the close of the Closing Date. However, (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and (ii) periodic Taxes, such as real and personal property Taxes, are to be apportioned ratably between such periods on a daily basis.

(b)     Amended Tax Returns and Carrybacks. Without the prior written consent of the Shareholder Representative (such consent not to be unreasonably withheld, conditioned or delayed), unless otherwise required by applicable Law, Parent shall not cause or permit any amendment of any income Tax Return of the TPB Companies for any Pre-Closing Tax Period, or cause or permit any carryback of any Tax attributes from any Post-Closing Tax Period to any Pre-Closing Tax Period.

(c)     Tax Refunds. Any refund of Taxes of the TPB Companies paid with respect to any Tax period ending on or before the Closing Date (a “Pre-Closing Tax Refund”) shall be for the account of the Transaction Shareholders, except to the extent that such Pre-Closing Tax Refund arises as the result of a carryback beginning after the Closing Date. Pre-Closing Tax Refunds shall be paid over to the Shareholder Representative, net of any Taxes thereon and any cost to Parent and Parent’s Affiliates attributable to obtaining and receipt of such Pre-Closing Tax Refunds. Parent shall pay, or cause to be paid, to the Shareholder Representative any amount to which the Transaction Shareholders are entitled pursuant to the foregoing sentence within fifteen (15) Business Days of the receipt of the applicable Pre-Closing Tax Refund by Parent or any of Parent’s Affiliates. To the extent that any Pre-Closing Tax Refund is subsequently disallowed or required to be returned to the applicable Governmental Authority, the Shareholder Representative shall promptly return all such amounts (plus any interest in respect of such amounts owed to the applicable Governmental Authority) to Parent.

(d)     Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, the Shareholder Representative shall timely make, or cause to be timely made, all Filings, including filing appropriate Tax Returns, and take, or cause to be taken, all other actions under applicable transfer notification Law and all applicable Law relating to Taxes, including Transfer Taxes, that are required to be made or taken by either the Transaction Shareholders or the TPB Companies in connection with or as a result of the Stock Purchase; provided, however, that the Shareholder Representative shall permit Parent to review, comment on and approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) each such Filing, including Tax Returns, prior to finalizing and filing each such Filing, including Tax Returns. All Transfer Taxes, if any, arising in connection with, or as a result of, the Stock Purchase are to be borne by and timely paid by the Shareholder Representative (on behalf of the Transaction Shareholders) regardless of the Person on whom such Transfer Taxes are imposed by any Law.

Section 7.25     Buy-Out Agreements. The Transaction Shareholders shall cause the transactions provided for in the Buy-Out Agreements to be consummated on the terms and conditions of the Buy-Out Agreement (as they exist on the date of this Agreement) such that, immediately prior to the Closing, the Transaction Shareholders own 100% of the issued and outstanding shares of TPB Common Stock.

Article VIII.
conditions precedent to obligations to consummate

Section 8.01     Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Transaction are subject to the satisfaction of the following conditions, unless waived by the Parties pursuant to Section 11.03 of this Agreement:

(a)     Regulatory Approvals. All Consents of, Filings and registrations with, and notifications to, all Regulatory Authorities required for payment of the Funding Dividend and consummation of the Transaction shall have been obtained or made and shall be in full force and effect and all notice and waiting periods required by Law to have passed after receipt of such Consents shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the Transaction shall be conditioned or restricted in a manner (including, without limitation, requirements relating to the raising of additional capital or the disposition of Assets) that in the reasonable judgment of Parent or the Shareholder Representative would so materially adversely impact the economic or business benefits of the Transaction as to render inadvisable the consummation of the Transaction.

(b)     Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the Transaction. No action or Proceeding shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action or Proceeding by any Person, that seeks to restrain the consummation of the Transaction that, in the opinion of Parent or the Shareholder Representative, renders it impossible or inadvisable to consummate the Transaction.

(c)     Securities Laws. Parent shall have received all state securities Law Permits or other authorizations, or confirmations as to the availability of exemptions from registration requirements, as may be necessary to issue the Transaction Shares pursuant to the terms of this Agreement.

Section 8.02     Conditions to Obligations of Parent and FUSB. The obligations of Parent and FUSB to perform this Agreement and to consummate the Transaction are subject to the satisfaction of the following conditions, unless waived by Parent and FUSB pursuant to Section 11.03(a) of this Agreement:

(a)     Representations and Warranties. The representations and warranties of the Transaction Shareholders set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of the Transaction Shareholders set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties that are confined to a specified date shall speak only as of such date). Notwithstanding the foregoing, the representations and warranties set forth in Section 4.01 (Title to the Purchased Shares), Section 5.03 (Capitalization), Section 5.04 (TPB Subsidiaries), Section 5.07 (Absence of Certain Changes or Events) and Section 5.18 (Statements True and Correct) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date.

(b)     Performance of Obligations. Each and all of the agreements, obligations and covenants of TPB and the Transaction Shareholders to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Closing Date and the Effective Time, as applicable, shall have been duly performed and complied with in all material respects, and the Pre-Closing Date Balance Sheet and all of the deliverables required of the TPB Parties in Section 2.02(b) shall have been delivered to the satisfaction of Parent.

(c)     Certificates. The Shareholder Representative shall have delivered to Parent (i) a certificate, dated as of the Closing Date and signed by the Transaction Shareholders and on TPB’s behalf by its Chief Executive Officer and its Chief Financial Officer, to the effect that the conditions to Parent’s and FUSB’s obligations set forth in Sections 8.02(a) and 8.02(b) of this Agreement have been satisfied, and (ii) a certificate, dated as of the Closing Date and signed on TPB’s behalf by its Secretary, certifying that attached thereto are true and complete copies of the constitutive documents of the TPB Companies and all resolutions adopted by the TPB Board authorizing the execution, delivery and performance of this Agreement and the other ancillary agreements to be delivered in connection with the consummation of the Transaction by TPB, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transaction, all in such reasonable detail as Parent and its counsel shall request.

(d)     Conforming Adjustments. The Conforming Adjustments shall have been made to the satisfaction of Parent in its sole discretion.

(e)     Indebtedness. The TPB Parties shall have delivered to Parent payoff letters, in form and substance acceptable to Parent, from the appropriate Persons relating to all items of Indebtedness, together with all Lien release documents related to such Indebtedness and UCC-3 termination statements with respect to the financing statements filed against the Assets of any of the TPB Companies, in each case, in form and substance acceptable to Parent, and all such Indebtedness shall have been paid, satisfied or discharged in full by the TPB Companies prior to the Closing Date.

(f)     Matters Relating to 280G Taxes. Parent shall be satisfied in its sole discretion, either through mutually agreeable pre-Closing amendments or otherwise, that the TPB Parties shall have taken any and all reasonably necessary steps such that the Transaction will not trigger any “excess parachute payment” (as defined in Section 280G of the IRC) under any employment agreements, change in control agreements, TPB Benefit Plans, supplemental compensation, retirement or similar arrangements between a TPB Company and any officers, directors or employees thereof.

(g)     Employment Matters. Parent shall have received documentation reasonably satisfactory to Parent that all of the Retention Bonus Agreements have been duly executed and delivered and shall become fully binding and effective as of the Effective Time, and that each of the individuals listed on Schedule 7.18 shall become employees of FUSB as of the Effective Time.

(h)     Regulatory Matters. No Governmental Authority or Regulatory Authority or the staff thereof shall have (i) asserted that any TPB Company is not in material compliance with any of the Laws or Orders that such Governmental Authority or Regulatory Authority enforces, (ii) revoked any material Permits, or (iii) issued, or required any TPB Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking, that, in the reasonable estimation of Parent, restricts or impairs the conduct of such TPB Company’s business or future prospects.

(i)     Absence of Adverse Facts. There shall have been no determination by Parent in good faith that any fact, Litigation, claim, event or condition exists or has occurred that, in the judgment of Parent, (i) would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, TPB or the consummation of the Transaction, (ii) would be of such significance with respect to the business or economic benefits expected to be obtained by Parent pursuant to this Agreement as to render inadvisable the consummation of the Transaction, (iii) would be materially adverse to the interests of Parent on a consolidated basis or (iv) would render the Transaction impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on any national securities exchange.

(j)     Consents Under Agreements. At no cost, fee, penalty or expense to any Parent Company or to TPB (except to the extent deducted or accrued for on the Pre-Closing Date Balance Sheet), the TPB Parties shall have obtained all Consents or approvals of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in connection with, or as a result of, any aspect of the Transaction, including all Consents and approvals required to permit the succession by the Surviving Bank to any obligation, right or interest of TPB under any loan or credit agreement, note, mortgage, indenture, lease, license, Contract or other agreement or instrument.

(k)     Material Condition. There shall not be any action taken, or any statute, rule or Order enacted, entered, enforced or deemed applicable to the Transaction by any Regulatory Authority that, in connection with the grant of any Consent by any Regulatory Authority, imposes any restriction or condition on any Parent Company, that, even if not reasonably likely to have a Material Adverse Effect on Parent, in the opinion of Parent is materially and unreasonably burdensome on Parent’s business following the Effective Time or that would reduce the economic benefits of the Transaction to Parent to such a degree that Parent would not have entered into this Agreement had such condition or restriction been known to it at the date hereof.

(l)     Certification of Claims. TPB shall have delivered a certificate to Parent that TPB is not aware of any pending, threatened or potential claim against the directors or officers of any of the TPB Companies or under the directors’ and officers’ insurance policy or the fidelity bond coverage of any TPB Company.

(m)     Loan Portfolio. Parent shall have received Schedule 5.09(a)(iv) updated as of the close of business on the last Business Day prior to the Closing Date, and there shall not have been any material increase since the date of this Agreement in the Loans described or required to be described thereon.

(n)     TPB Benefit Plans. Parent shall have received such evidence and documentation as it shall have reasonably requested to effectuate the provisions of Section 7.20(c) regarding the TPB Benefit Plans.

(o)     Related Agreements. None of the Non-Solicitation Agreements, the Claims Letters, the Retention Bonus Agreements, the TPB Leases or the Buy-Out Agreements required to be executed and delivered pursuant to Sections 7.16, 7.17, 7.18, 7.21 and 7.25 shall have been amended, revoked or terminated by any party thereto (other than by a non-breaching party due to a material breach by Parent or FUSB).

(p)     Legal Proceedings. No action, Proceeding or claim shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action, claim or Proceeding by any Person, against any TPB Company and/or their respective officers or directors that would result in a Material Adverse Effect on such TPB Company.

(q)     Capital Ratio. Parent shall be satisfied in its sole discretion that the Transaction will result in a Tier 1 capital ratio of at least 8.5% on a pro forma basis.

Section 8.03     Conditions to Obligations of the Transaction Shareholders. The obligations of the Transaction Shareholders to perform this Agreement and to consummate the Transaction are subject to the satisfaction of the following conditions, unless waived by the Transaction Shareholders pursuant to Section 11.03(b) of this Agreement:

(a)     Representations and Warranties. The representations and warranties of Parent set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are qualified as to materiality or Material Adverse Effect shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties that are confined to a specified date shall speak only as of such date), and the representations and warranties of Parent set forth or referred to in this Agreement or in any certificate or document delivered pursuant to the provisions hereof that are not so qualified shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties that are confined to a specified date shall speak only as of such date).

(b)     Performance of Obligations. Each and all of the agreements, obligations and covenants of Parent to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Closing Date shall have been duly performed and complied with in all material respects.

(c)     Certificates. Parent shall have delivered to the Shareholder Representative (i) a certificate, dated as of the Closing Date and signed on its behalf by its President and Chief Executive Officer and its Chief Financial Officer, to the effect that the conditions to the Transaction Shareholders’ obligations set forth in Sections 8.03(a) and 8.03(b) of this Agreement have been satisfied, and (ii) a certificate, dated as of the Closing Date and signed on Parent’s behalf by its Secretary, certifying that attached thereto are true and complete copies of (A) all resolutions adopted by the Parent Board authorizing the execution, delivery and performance of this Agreement and the other ancillary agreements to be delivered in connection with the consummation of the Transaction by Parent and (B) all resolutions adopted by the Board of Directors of FUSB and by Parent as the sole shareholder of FUSB authorizing the execution, delivery and performance of this Agreement and the other ancillary agreements to be delivered in connection with the consummation of the Transaction by FUSB, and that all such resolutions are in full force and effect and are all of the resolutions adopted in connection with the Transaction, all in such reasonable detail as the Transaction Shareholders and their counsel shall request.

Article IX.
TERmination

Section 9.01     Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Transaction abandoned at any time prior to the Closing:

(a)     by mutual written consent of Parent, TPB and the Shareholder Representative (on behalf of the Transaction Shareholders); or

(b)     by Parent, if the Estimated Closing NBV presented on the Pre-Closing Date Balance Sheet is less than the Baseline NBV, in accordance with Section 2.04(a)(ii); or

(c)     by Parent or the Shareholder Representative in the event of an inaccuracy of any representation or warranty contained in this Agreement that cannot be or has not been cured within ten (10) days after the giving of written notice to the breaching Party of such inaccuracy, and it is reasonably likely, in the opinion of the non-breaching Party, that the satisfaction of the conditions set forth in Sections 8.02(a) or Section 8.03(a), as applicable, will be impossible as a result of such inaccuracy; or

(d)     by Parent or the Shareholder Representative in the event of a material breach by the breaching Party of any covenant, agreement or other obligation contained in this Agreement that cannot be or has not been cured within ten (10) days after the giving of written notice to the breaching Party of such breach; or

(e)     by Parent or the Shareholder Representative (provided that the terminating party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement) if any consent or approval of any Regulatory Authority required for consummation of the Transaction shall have been denied by final non-appealable action of such authority or if any action taken by such Regulatory Authority is not appealed within the time limit for appeal; or

(f)     by Parent if, notwithstanding any disclosures in the Schedules or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to the TPB Companies, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement that are reasonably likely to cause or result in any Material Adverse Effect with respect to the TPB Companies, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within ten (10) days after receipt by the TPB Parties of notice in writing from Parent specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(g)     by Parent or the Shareholder Representative if the Closing shall not have occurred on or before 270 days following the date of this Agreement, if the failure to consummate the Transaction on or before such date is not caused by (i) a delay in receipt of any Consents of any Regulatory Authorities or (ii) any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.01(g); or

(h)     by Parent or the Shareholder Representative if any of the conditions precedent to the obligations of such party to consummate the Transaction cannot be satisfied or fulfilled by the date specified in Section 9.01(g), and such failure was not the fault of the terminating Party.

Section 9.02     Effect of Termination.

(a)     If this Agreement is terminated in accordance with Section 9.01 hereof, no Party to this Agreement will have any further liability or obligation to any other Party under this Agreement, except for (i) the obligations set forth in Sections 9.02(b) and 9.02(c) hereof, (ii) the restrictive covenants in Sections 7.22(b) and 7.22(c) and the Confidentiality Agreement, and (iii) the provisions of Article XI (Miscellaneous); provided, however, that nothing herein shall relieve any breaching Party from liability for an uncured breach of a representation, warranty, covenant, obligation or agreement giving rise to such termination or a material breach of this Agreement that is the consequence of an act or omission by such Party with the actual Knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement; and provided further, that nothing herein shall be deemed to waive any rights of specific performance of this Agreement available to any Party hereto.

(b)     If the TPB Parties breach Section 7.22(c) and, within twelve (12) months following the termination of this Agreement, close an Alternative Transaction, then the Transaction Shareholders will, contemporaneously with the closing of the Alternative Transaction, pay Parent an expense reimbursement in an amount equal to $500,000, which amount will be in reimbursement of the expenses and costs that Parent and FUSB incurred in connection with this Agreement and the Transaction, including due diligence costs, legal, accounting and consulting expenses and costs, and management time and expense (“Expense Reimbursement”).  The Expense Reimbursement is in addition to, and not in lieu of, any rights and remedies available to Parent pursuant to Section 11.10 for a breach by the TPB Parties of Section 7.22(c).

(c)     If the Shareholder Representative validly terminates this Agreement under Section 9.01(d) due to a breach by Parent and/or FUSB breach of this Agreement, then the TPB Parties shall be entitled to an expense reimbursement of $250,000 for costs incurred and reputation damage incurred in connection with this Agreement and the Transaction, including due diligence costs, legal, accounting and consulting expenses and costs, and management time and expense. Such expense reimbursement is in addition to, and not in lieu of, any rights and remedies available to Parent pursuant to Section 11.10.

Article X.

INDEMNIFICATION

Section 10.01     Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Closing until the date that is twenty-four (24) months after the Closing Date; provided that (a) the Fundamental Representations shall survive indefinitely or until the latest date permitted by applicable Law and (b) the representations and warranties contained in Section 5.08 shall survive until the expiration of the applicable statute of limitations. The covenants and agreements of the Parties contained in this Agreement that are by their terms to be performed on or prior to the Closing shall not survive the Closing. The covenants and agreements of the Parties contained in this Agreement that are by their terms to be performed after the Closing Date shall survive the Closing in accordance with their respective terms. Upon the giving of notice as contemplated by this Agreement, the indemnified Party’s rights with respect to the claim or potential claim specified in such notice shall survive the time at which such claim or potential claim would otherwise terminate pursuant to this Agreement (regardless of when the Losses in respect of such claim or potential claim are actually incurred), and such indemnified Party shall be entitled to commence a Proceeding subsequent to the applicable survival date for the enforcement of such indemnified Party’s rights under this Article X.

Section 10.02     Indemnification by the Transaction Shareholders.

(a)     The Transaction Shareholders and their respective assigns shall jointly and severally indemnify, defend and hold harmless each of Parent, the Surviving Bank, their respective Affiliates and their respective directors, officers, employees, agents, heirs, successors and permitted assigns, each in their capacity as such (the “Parent Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Parent Indemnified Parties, whether in respect of Third-Party Claims, claims between or among the parties hereto, or otherwise, directly or indirectly relating to, or arising out of:

(i)     any breach or failure to be true of any representation or warranty of the Transaction Shareholders contained in this Agreement or any agreement, document, schedule, certificate or other instrument required to be delivered by the TPB Parties pursuant to this Agreement, as of the execution of this Agreement or as of the Closing Date (as if made as of the execution of this Agreement by the TPB Parties or as of the Closing Date); provided, however, that any qualifications in the text of any such representation or warranty relating to Knowledge, materiality or Material Adverse Effect shall be disregarded for purposes of determining whether such representation or warranty was breached;

(ii)     any nonfulfillment, nonperformance or other breach by the TPB Parties of any covenant, undertaking or other agreement applicable to them that is contained in this Agreement or any agreement, document, schedule, certificate or other instrument required to be delivered by the TPB Parties pursuant to this Agreement or in connection with the Transaction;

(iii)     any inaccuracy in any certificate delivered to Parent or FUSB by the TPB Parties pursuant to this Agreement, including the Pre-Closing Date Balance Sheet;

(iv)     any current or former director, officer or employee of any TPB Party seeking or obtaining limitation of liability, indemnification, or advancement or reimbursement of expenses from Parent, FUSB any of their Affiliates under their respective organizational documents or otherwise with respect to any claim for which indemnification is sought by a Parent Indemnified Party in accordance with this Article X;

(v)     any omission, act performed, transaction entered into, or state of facts suffered to exist in relation to the operation of TPB’s business prior to the Closing that constitutes fraud, intentional misrepresentation, criminal activity or gross negligence, regardless of any claim that any liabilities or obligations arising from such actions or omissions can, under Law, be asserted against the Surviving Bank by virtue of its operation of TPB’s business following the Closing;

(vi)     any and all TPB Transaction Expenses, except to the extent properly deducted or accrued for on the Pre-Closing Date Balance Sheet and the Closing Date Balance Sheet, and other expenses incurred pursuant to Section 7.09;

(vii)     any and all (i) Taxes (or the non-payment thereof) of the TPB Companies or otherwise in relation to the conduct of the businesses of the TPB Companies for any Pre-Closing Tax Period, including those Taxes set forth on the Tax Returns contemplated by Section 7.24 (subject to Section 7.24(a)(iv) with respect to Straddle Period Tax Returns), (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which any of the TPB Companies (or any predecessor) is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar Law, (iii) Taxes of any Person (other than the TPB Companies) that relate to an event or transaction occurring on or before the Closing Date that are imposed on the TPB Companies as a transferee or successor, by Contract or pursuant to any Law, or (iv) any Losses incurred pursuant to Section 2.07;

(viii)     any Closing Indebtedness;

(ix)     any Shareholder-Related Claims or Losses;

(x)     the TPB Parties’ and/or their employees’ participation in, termination of participation in or withdrawal from the multiple employer welfare arrangements.

(xi)     the matter described on Schedule 5.16; or

(xii)     any reasonable costs and expenses of enforcement to recover Losses due to any Parent Indemnified Party under this Agreement.

(b)     The Transaction Shareholders shall not be liable to the Parent Indemnified Parties for any Losses with respect to the matters contained in Section 10.02(a)(i) unless the Losses therefrom exceed an aggregate amount equal to $100,000 (the “TPB Basket”), after which the Transaction Shareholders shall be liable for all such Losses; provided, however, that the aggregate amount of any and all payments by the Transaction Shareholders and their and assigns pursuant to Section 10.02(a)(i) shall not exceed, and shall be capped at, the amount available in the Indemnity Escrow Account (the “TPB Cap”); provided further, that neither the TPB Basket nor the TPB Cap shall apply with respect to fraud, intentional misrepresentation, criminal activity or gross negligence or to breaches of the Fundamental Representations or the representations and warranties set forth in Section 5.08 (Tax Matters).

(c)     No Transaction Shareholder and no Person who at any time prior to the Effective Time was serving as an officer or director of TPB shall have any right of contribution, indemnification or right of advancement from Parent, TPB, the Surviving Bank or the other Parent Indemnified Parties with respect to any matters relating to or arising out of a claim made by any Parent Indemnified Party hereunder. For the sake of clarity, the foregoing sentence does not alter the fact that any such officer or director may be entitled to any and all insurance coverage and protection applicable to claims for indemnification, contribution and advancement with respect to claims made by Persons other than the Parent Indemnified Parties.

(d)     Notwithstanding anything to the contrary set forth in this Agreement, any Person committing fraud or any willful or intentional breach of any representation, warranty or covenant set forth in this Agreement or in any agreement, document, schedule, certificate or other instrument required to be delivered under or pursuant to this Agreement or in connection with the Transaction, and any Transaction Shareholder that is complicit in such fraud, shall be liable for, and shall indemnify and hold the Parent Indemnified Parties harmless for, any Losses suffered or incurred by the Parent Indemnified Parties, or any of them, directly or indirectly, as a result of, arising out of or in connection with such fraud or willful or intentional breach, without giving effect to the limitations in this Section 10.02.

Section 10.03     Indemnification by Parent.

(a)     Parent and its successors and assigns shall indemnify, defend and hold harmless the Transaction Shareholders collectively as a group (and not individually), including their respective heirs, successors and permitted assigns in their capacity as such (the “TPB Indemnified Parties”), from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, the TPB Indemnified Parties collectively as a group, whether in respect of third-party claims, claims between or among the parties hereto or otherwise, directly or indirectly relating to, or arising out of:

(i)     any breach or failure to be true of any representation or warranty of Parent or FUSB contained in this Agreement or any agreement, document, schedule, certificate or other instrument required to be delivered by Parent or FUSB under or pursuant to this Agreement, as of the execution of this Agreement or as of the Closing Date (as if made as of the execution of this Agreement by Parent and FUSB as of the Closing Date); provided, however, that any qualifications in the text of any such representation or warranty relating to Knowledge, materiality or Material Adverse Effect shall be disregarded for purposes of determining whether such representation or warranty was breached;

(ii)     any nonfulfillment, nonperformance or other breach by Parent or FUSB or any of their Affiliates of any covenant, undertaking or other agreement applicable to them that is contained in this Agreement or any agreement, document, schedule, certificate or other instrument required to be delivered by Parent or FUSB under or pursuant to this Agreement or in connection with the Transaction;

(iii)     any inaccuracy in any certificate delivered to the Transaction Shareholders by Parent or FUSB pursuant to this Agreement; or

(iv)      any reasonable costs and expenses of enforcement to recover Losses due to any TPB Indemnified Party under this Agreement.

(b)     Parent shall not be liable to the TPB Indemnified Parties for any Losses with respect to the matters contained in Section 10.03(a)(i) unless the Losses therefrom exceed an aggregate amount equal to $100,000 (the “Parent Basket”), after which Parent shall be liable for all such Losses; provided, however, that the aggregate amount of any and all payments by Parent and its successors and assigns pursuant to Section 10.03(a)(i) shall not exceed, and shall be capped at, an amount equal to the Indemnity Escrow Account (the “Parent Cap”); provided further, that neither the Parent Basket nor the Parent Cap shall apply with respect to fraud, intentional misrepresentation, criminal activity or gross negligence or to breaches of the Fundamental Representations of Parent and FUSB.

(c)     Notwithstanding anything to the contrary set forth in this Agreement, any Person committing fraud or any willful or intentional breach of any representation, warranty or covenant set forth in this Agreement or in any agreement, document, schedule, certificate or other instrument required to be delivered by Parent or FUSB under or pursuant to this Agreement or in connection with the Transaction, and any Person controlled by Parent or FUSB that is complicit in such fraud, shall be liable for, and shall indemnify and hold the TPB Indemnified Parties harmless for, any Losses suffered or incurred by the TPB Indemnified Parties, directly or indirectly, as a result of, arising out of or in connection with such fraud or willful or intentional breach, without giving effect to the limitations in this Section 10.03.

Section 10.04     Means of Indemnification.

(a)     Procedures for Claims for Indemnification by Parent Indemnified Parties Other than Third-Party Claims.

(i)     A Parent Indemnified Party may make an indemnification claim pursuant to this Agreement by delivering a certificate (an “Parent Claim Certificate”) to the Shareholder Representative, with a copy to the Escrow Agent, specifying (A) that a Parent Indemnified Party has suffered or incurred, or reasonably anticipates in good faith that it will have to suffer or incur, Losses; (B) in reasonable detail the individual items of Losses included in the amount so stated (and the method of computation of each such item of Loss, if applicable), the date each such item was suffered or incurred, or the basis for such reasonably anticipated Loss(es); and (C) the basis for indemnification under this Article X to which such item of Loss is related (including, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related).

(ii)     The Shareholder Representative, on behalf of the Transaction Shareholders, shall have fifteen (15) Business Days after the date on which a Parent Claim Certificate is delivered to the Shareholder Representative to object to any item(s) or amount(s) set forth therein by delivering written notice thereof (a “TPB Objection Notice”) to Parent, with a copy to the Escrow Agent. In the event that the Shareholder Representative shall fail to object timely to any item or amount set forth in a Parent Claim Certificate, such failure shall be an irrevocable acknowledgement and be deemed to be an agreement by the Shareholder Representative and the Transaction Shareholders that the Parent Indemnified Party is entitled to the full amount of the claim for Losses set forth in the Parent Claim Certificate, and upon the expiration of such fifteen (15) Business Day period, the Escrow Agent shall promptly release from the Indemnity Escrow Account and deliver to Parent or its designated Parent Indemnified Party an amount in value of the Transaction Shares (calculated as set forth in Section 10.04(c)(ii)) equal to any item(s) and amount(s) that the Shareholder Representative is deemed to have acknowledged and agreed to pursuant to this Section 10.04(a).

(iii)     In the event that the Shareholder Representative shall have timely objected pursuant to Section 10.04(a)(ii) to any item(s) or amount(s) set forth in any Parent Claim Certificate, the Shareholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective Parties with respect to each of such claims. If the Shareholder Representative and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both Parties and furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Indemnity Escrow Account in accordance with the terms thereof.

(iv)     If no such agreement can be reached after good faith negotiation and prior to twenty (20) Business Days after delivery of a TPB Objection Notice, then the Parent Indemnified Party shall be entitled to pursue its available remedies for resolving its claim for indemnification. The Escrow Agent shall be entitled to rely on, and make distributions from, the Indemnity Escrow Account to the Parent Indemnified Parties in accordance with the terms of any award, judgment, decree or Order, as applicable, with respect to any such claim for indemnification, and following receipt of such award, judgment, decree or Order, the Escrow Agent shall promptly deliver to Parent or its designated Parent Indemnified Party an amount in value of the Transaction Shares equal to the amount that Parent is entitled to pursuant to such award, judgment, decree or Order.

(v)     In the event that the Shareholder Representative has consented to any settlement or other agreement with respect to a claim pursuant to this Section 10.04(a), the Transaction Shareholders shall have no power or authority to object under any provision of this Article X to the amount of any claim by the Parent Indemnified Party against the Indemnity Escrow Account with respect to such settlement.

(b)     Procedure for Claims for Indemnification by TPB Indemnified Parties.

(i)     The TPB Indemnified Parties may make an indemnification claim pursuant to this Agreement by the Shareholder Representative’s delivering a certificate (a “TPB Claim Certificate”) to the President and Chief Executive Officer of Parent specifying (A) that the TPB Indemnified Parties have suffered or incurred, or reasonably anticipate in good faith that they will have to suffer or incur, Losses; (B) in reasonable detail the individual items of Losses included in the amount so stated (and the method of computation of each such item of Loss, if applicable), the date each such item was suffered or incurred, or the basis for such reasonably anticipated Loss(es); and (C) the basis for indemnification under this Article X to which such item of Loss is related (including, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related). Indemnification claims pursuant to this Agreement by or on behalf of the TPB Indemnified Parties, or any of them, may only be made by the Shareholder Representative’s delivery of a TPB Claim Certificate as described herein, and none of the TPB Indemnified Parties may make an indemnification claim by any other process.

(ii)     Parent shall have fifteen (15) Business Days after the date on which a TPB Claim Certificate is delivered to Parent’s President and Chief Executive Officer to object to any item(s) or amount(s) set forth therein by delivering written notice thereof (an “Parent Objection Notice”) to the Shareholder Representative. In the event that Parent shall fail to object timely to any item or amount set forth in the TPB Claim Certificate, such failure shall be an irrevocable acknowledgement and be deemed to be an agreement by Parent that the TPB Indemnified Parties are entitled to the full amount of the claim for Losses set forth in the TPB Claim Certificate, and upon the expiration of such fifteen (15) Business Day period, Parent shall pay to the Shareholder Representative for disbursement to the Transaction Shareholders on a pro rata basis the amount in immediately available funds that Parent is deemed to have acknowledged and agreed to pursuant to this Section 10.04(b).

(iii)     In the event that Parent shall have timely objected pursuant to Section 10.04(b)(ii) to any item(s) or amount(s) set forth in any TPB Claim Certificate, the Shareholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective Parties with respect to each of such claims. If the Shareholder Representative and Parent should so agree, Parent shall pay to the Shareholder Representative for disbursement to the TPB Indemnified Parties on a pro rata basis the amount in immediately available funds that Parent is deemed to have acknowledged and agreed to pursuant to this Section 10.04(b).

(iv)     If no such agreement can be reached after good faith negotiation and prior to twenty (20) Business Days after delivery of a Parent Objection Notice, the Shareholder Representative (and only the Shareholder Representative), on behalf of the TPB Indemnified Parties, shall be entitled to pursue the available remedies for resolving their claims for indemnification, including pursuing legal action as provided in this Agreement for the payment of monetary damages. Parent shall pay any such damages to the Shareholder Representative for disbursement to the TPB Indemnified Parties on a pro rata basis.

(c)     Procedures for Third-Party Claims.

(i)     In the event that any written claim or demand for which the Transaction Shareholders may have liability to any Parent Indemnified Party hereunder is asserted against or sought to be collected from any Parent Indemnified Party by a third party (a “Third-Party Claim”), the Parent Indemnified Party shall deliver a Parent Claim Certificate to the Shareholder Representative, with a copy to the Escrow Agent, specifying (A) the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third-Party Claim), (B) to the extent known, any other remedy sought thereunder and any relevant time constraints relating thereto and (C) to the extent practicable, any other material details pertaining thereto; provided, however, that the failure to timely deliver a Parent Claim Certificate shall affect the rights of a Parent Indemnified Party hereunder only to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Transaction Shareholders with respect to such Third-Party Claim. The Shareholder Representative shall have the shorter of thirty (30) days or the number of days set forth in the Parent Claim Certificate as may be required by court proceeding in the event of a litigated matter (the “Notice Period”) after receipt of the Parent Claim Certificate to notify the Parent Indemnified Party that the Shareholder Representative desires to assume the defense of the Parent Indemnified Party against such Third-Party Claim.

(ii)     In the event that the Shareholder Representative notifies the Parent Indemnified Party within the Notice Period that he desires to defend the Parent Indemnified Party against a Third-Party Claim, the Shareholder Representative, on behalf of the Transaction Shareholders, shall have the right to defend the Parent Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at the expense of the Transaction Shareholders; provided, however, that prior to the Shareholder Representative assuming control of such defense, the Shareholder Representative shall first confirm to the Parent Indemnified Party in writing that the Transaction Shareholders shall be responsible and liable for such Third-Party Claim giving rise to such claim for indemnification hereunder. Once the Shareholder Representative has duly assumed the defense of a Third-Party Claim, the Parent Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Parent Indemnified Party shall participate in any such defense at its expense unless one or more Transaction Shareholders and the Parent Indemnified Party are both named parties to the proceedings and the Parent Indemnified Party shall have reasonably concluded, based on the written advice of counsel, that representation of both parties by the same counsel would be inappropriate due to actual or potential differing material interests between them. The Shareholder Representative shall not, without the prior written consent of the Parent Indemnified Party, settle, compromise or offer to settle or compromise any Third-Party Claim, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that the Parent Indemnified Party may withhold its consent in its sole discretion if the judgment or settlement includes the imposition of any criminal or regulatory or equitable remedy upon the Parent Indemnified Party or would lead to any liability on the part of the Parent Indemnified Party for which it is not indemnified hereunder. Notwithstanding the foregoing, the Shareholder Representative shall not be entitled to assume the defense of any claim (but the Transaction Shareholders shall be liable for the fees and expenses of counsel incurred by the Parent Indemnified Party in defending such claim) if (x) the claim seeks an injunction or other equitable relief or relief other than monetary damages for which the Parent Indemnified Party would be entitled to indemnification under this Agreement that the Parent Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for monetary damages for which it would be entitled to indemnification under this Agreement, (y) the claim is a criminal, civil, regulatory or administrative action brought by a Governmental Authority or (z) settlement of, or an adverse judgment with respect to, the claim is, in the good faith judgment of the Parent Indemnified Party, likely to establish a precedential custom or practice materially adverse to the continuing business interests or the reputation of the Parent Indemnified Party. If such equitable relief or other relief portion of the claim can be so separated from that for monetary damages for which the Parent Indemnified Party would be entitled to indemnification under this Agreement, the Shareholder Representative shall be entitled to assume the defense of the portion relating to monetary damages for which the Parent Indemnified Party would be entitled to indemnification under this Agreement.

(iii)     If the Shareholder Representative elects not to defend the Parent Indemnified Party against a Third-Party Claim, whether by not giving the Parent Indemnified Party timely notice of its willingness to so defend or otherwise, the Parent Indemnified Party shall have the right, but not the obligation, to assume its own defense, it being understood that the Parent Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim.

(iv)     The Parent Indemnified Party and the Shareholder Representative shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to relevant business records and other documents and employees.

(v)     The Parent Indemnified Party and the Shareholder Representative shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

(vi)     In the event that the Shareholder Representative has consented to any settlement pursuant to this Section 10.04(c), the Transaction Shareholders shall have no power or authority to object under any provision of this Article X to the amount of any claim by the Parent Indemnified Party against the Transaction Shares in the Indemnity Escrow Account with respect to such settlement.

Section 10.05     Escrow Arrangements.

(a)     As set forth in Section 2.05(b), the Transaction Shares shall constitute security for the Transaction Shareholders’ indemnification obligations provided for in this Article X and shall be available to compensate the Parent Indemnified Parties, to the extent possible, for any claims made by such parties for any applicable Losses suffered or incurred by them and for which they are entitled to recovery under this Article X. Any and all Transaction Shares that are available in the Indemnity Escrow Account will be depleted before any Parent Indemnified Party seeks any additional amount from the Transaction Shareholders in connection with a claim pursuant to this Article X.

(b)     The Transaction Shares shall be held in the Indemnity Escrow Account from the Closing until 11:59 p.m., Central Time, on the second (2nd) anniversary of the Closing Date (the “Escrow Period”). The Parties agree to include instructions in the Escrow Agreement directing the Escrow Agent to:

(i)     promptly distribute 50% of the Transaction Shares and any funds earned thereon to the Transaction Shareholders after the initial twelve (12) months of the Escrow Period;

(ii)     promptly distribute the Transaction Shares to Parent at any time during the Escrow Period in accordance with the procedures of Section 10.04; and

(iii)     promptly distribute the remaining Transaction Shares to the Transaction Shareholders as soon as practicable following the termination of the Escrow Period;

provided, however, that, if there are any unsatisfied indemnification claims specified in any Claim Certificate delivered to the Escrow Agent and the Shareholder Representative during the Escrow Period, and such indemnification claims remain unresolved as of the proposed distribution date (“Unresolved Claims”), then the portion of the Indemnity Escrow Account that is subject to any such Unresolved Claims (based on the Average Closing Price as of the end of the second Business Day prior to the distribution date) shall not be distributed from the Indemnity Escrow Account until such Unresolved Claims are finally resolved and satisfied. In the event of a conflict between the Escrow Agreement and this Agreement, the terms of this Agreement shall govern.

(c)     Distributions. The following shall apply for determining the relative amount of Transaction Shares to be distributed from the Indemnity Escrow Account to satisfy any amount due to any Parent Indemnified Party:

(i)     each Transaction Shareholder shall contribute to the distribution on a pro rata basis based upon the amount of Transaction Shares are attributable to such Transaction Shareholder at the time of distribution; and

(ii)     the Transaction Shares shall be valued at a dollar amount equal to the Average Closing Price as of the end of the second Business Day prior to the distribution date.

Section 10.06   Remedies Exclusive. Except as otherwise specifically provided herein, and except in the case of criminal activity, fraud, intentional misrepresentation or willful misconduct, the remedies provided in this Article X shall be the exclusive remedies of the Parties hereto from and after the Closing in connection with any breach of a representation or warranty contained herein.

Section 10.07        Effect of Knowledge. The right to indemnification, payment of Losses or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted by an indemnified party with respect to, or any Knowledge acquired by, an indemnified party at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation

Section 10.08     Insurance Proceeds. The amount of Losses for which indemnification is provided pursuant to this Article X will be net of any insurance proceeds actually received by the Parent Indemnified Parties or the TPB Indemnified Parties, as the case may be, with respect to such Losses (reduced by any reasonable costs and expenses and any premiums incurred by the indemnified party in connection with the pursuit or recovery of such amounts, including any retroactive premiums, costs associated with any loss of insurance and replacement thereof or self-insured component of such insurance coverage).

Article XI.
MISCELLANEOUS

Section 11.01     Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the Parties hereto with respect to the Transaction and supersedes all prior arrangements or understandings with respect thereto, written or oral.

Section 11.02     Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 11.03     Waivers.

(a)     Prior to or at the Effective Time, Parent, acting through the Parent Board, Parent’s President and Chief Executive Officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by TPB, to waive or extend the time for the compliance or fulfillment by TPB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Parent and/or FUSB under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Parent. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that Parent, FUSB and/or their respective Representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

(b)     Prior to or at the Effective Time, the TPB Parties, acting through the Shareholder Representative, shall have the right to waive any Default in the performance of any term of this Agreement by Parent or FUSB, to waive or extend the time for the compliance or fulfillment by Parent or FUSB of any and all of their respective obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of TPB under this Agreement, except any condition that, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by the Shareholder Representative. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that TPB and/or its Representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

Section 11.04     Assignment. Except as expressly provided for herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 11.05     Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by registered or certified mail, postage prepaid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to TPB, to:	The Peoples Bank
419 Erin Drive Knoxville, TN 37919 Attention: Tracy E. Thompson

with a copy to:	Alan D. Hall
Attorney at Law PLC P.O. Box 682744 Franklin, TN 37068

If to Parent or FUSB, to:	First US Bancshares, Inc.
3291 U.S. Highway 280, Suite 100 Birmingham, AL 35243 Attention: James F. House

with a copy to:	Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North 2400 Regions/Harbert Plaza Birmingham, AL 35203 Attention: John P. Dulin, Jr., Esq.

If to the Transaction Shareholders, to:	Tracy E. Thompson
7026 Old Kent Drive Knoxville, TN 37919

Section 11.06     Governing Law; Jury Waiver. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to any applicable conflicts of Laws, except to the extent federal Law shall be applicable. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTION. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.06.

Section 11.07     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document with the same force and effect as though all Parties had executed the same document. The exchange of copies of this Agreement and of signature pages by fax, e-mail or similar electronic means shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Transmission of executed counterparts by fax, e-mail or similar electronic means shall have the same effect as physical delivery of manually signed originals.

Section 11.08     Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 11.09     Interpretation. When a reference is made in this Agreement to the Recitals or an Article, Section, Exhibit or Schedule, that reference will be to the Recitals of, an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The headings contained in this Agreement are for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision in this Agreement.  Each use herein of the masculine, neuter or feminine gender will be deemed to include the other genders.  Each use herein of the plural will include the singular and vice versa, in each case as the context requires or as is otherwise appropriate.  The word “or” is used in the inclusive sense.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its permitted successors or assigns.  This Agreement is the product of negotiation by the Parties, having assistance of counsel and other advisors.  The Parties intend that this Agreement not be construed more strictly with regard to one Party than with regard to the other.  No provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, which action or omission would violate applicable Law (whether statutory or common law), rule or regulation.

Section 11.10     Enforcement of Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any dispute or action between the Parties arising out of this Agreement, including any Litigation, arbitration, and appellate proceedings (and efforts to enforce the judgment, award or other disposition of any of the same), the prevailing Party shall be entitled to have and recover from the other Party all reasonable fees (not including attorneys’ fees), costs and expenses incurred in connection with such dispute or action.

Section 11.11     Disputes. If a disagreement should occur between any of the Parties that would result in the filing of any suit necessary for the enforcement of the Agreement in a court of law, the Parties agree first to make prompt and serious efforts to resolve the agreement between themselves. If the disagreement cannot be resolve between themselves, the Parties agree not to file any lawsuit or other legal action until they have first mediated their dispute in good faith before a certified mediator mutually agreed upon between the Parties. If an agreement for a mediator cannot be reached, then each Party shall name a mediator and those mediators shall name the mediator for the dispute. Any time limits provided for in this Agreement shall be suspended and tolled during such resolution efforts and mediation.

Section 11.12     Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 11.13     Exhibit, Annex and Schedules. The Exhibit, the Annex and each of the Schedules attached hereto are integral parts of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made. The disclosures in the Schedules to this Agreement relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement; provided, however, that a disclosure in a particular Schedule shall also be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without needing to examine underlying documentation) by cross-referencing or otherwise. In the event of any inconsistency between the covenants or statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the covenants and statements in the body of this Agreement will control.

Section 11.14     No Third Party Beneficiaries. Except for (a) if the Effective Time occurs, Section 7.13, which is intended to benefit each D&O Indemnified Party and his or her heirs and representatives, and (b) if the Effective Time occurs, the right of the Transaction Shareholders to receive the Transaction Consideration payable pursuant to this Agreement, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any right, remedies, obligations or Liabilities under or by reason of this Agreement, except as expressly contemplated by this Agreement.

Section 11.15     Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 11.16     Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, at any time prior to or following the Effective Time, Parent shall be entitled to revise the structure of the Transaction in order to substitute a different Parent Subsidiary (or no Parent Subsidiary) in the place of FUSB, whereby TPB or such other Parent Subsidiary would be the surviving bank upon consummation of the Affiliate Merger, or whereby the Affiliate would be abandoned, provided in any case that each of the transactions comprising such revised structure shall (a) be capable of consummation in as timely a manner as the Transaction provided for herein and (b) not otherwise be prejudicial to the interests of the Transaction Shareholders. This Agreement and any related documents shall be appropriately amended in order to reflect any such revised structure.

[Signature page follows]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed on its behalf and its seal to be hereunto affixed and attested by its respective authorized officers as of the day and year first above written.

FIRST US BANCSHARES, INC.
Attest:

By:	/s/ Thomas S. Elley	By:	/s/ James F. House
	Thomas S. Elley		James F. House
President and Chief Executive Officer

FIRST US BANK
Attest:

By:	/s/ Thomas S. Elley	By:	/s/ James F. House
	Thomas S. Elley		James F. House
President and Chief Executive Officer

THE PEOPLES BANK
Attest:

By:	/s/ Shane Jackson	By:	/s/ Tracy E. Thompson
	Shane Jackson		Tracy E. Thompson
Chairman and Chief Executive Officer

TRANSACTION SHAREHOLDERS
Attest:

By:	/s/ Shane Jackson	/s/ Tracy E. Thompson
	Shane Jackson	Tracy E. Thompson

Attest:

By:	/s/ Shane Jackson	/s/ Tyler S. Thompson
	Shane Jackson	Tyler S. Thompson

SHAREHOLDER REPRESENTATIVE
Attest:

By:	/s/ Shane Jackson	/s/ Tracy E. Thompson
	Shane Jackson	Tracy E. Thompson

[Signature page to Stock Purchase and Affiliate Merger Agreement]

List of Schedules

Schedule 5.03(b)(i):	Capitalization as of Agreement Date (TPB)

Schedule 5.03(b)(ii):	Capitalization as of the Closing (TPB)

Schedule 5.03(d):	Indebtedness (TPB)

Schedule 5.05:	Financial Statements (TPB)

Schedule 5.06:	Undisclosed Liabilities (TPB)

Schedule 5.09(a)(i)	Loans over 90 Days (TPB)

Schedule 5.09(a)(ii)	Insider Loans (TPB)

Schedule 5.09(a)(iv):	Classified Loans (TPB)

Schedule 5.09(b):	Loan Repurchase Obligations (TPB)

Schedule 5.10:	Liens (TPB)

Schedule 5.10(a):	Real Property (TPB)

Schedule 5.10(b):	Leasehold Property (TPB)

Schedule 5.10(c):	Insurance Policies (TPB)

Schedule 5.12:	Compliance With Laws (TPB)

Schedule 5.13(b):	Officers and Directors (TPB)

Schedule 5.14(a):	Employee Benefit Plans (TPB)

Schedule 5.14(c):	Payments Due Directors and Employees (TPB)

Schedule 5.14(e):	Tax Gross-Ups (TPB)

Schedule 5.15:	Material Contracts (TPB)

Schedule 5.16:	Legal Proceedings (TPB)

Schedule 5.20:	Offices (TPB)

Schedule 5.22:	Intellectual Property (TPB)

Schedule 5.28:	Management Contracts (TPB)

Schedule 5.31	Brokered Deposits

Schedule 7.01(b)(xv):	Unfunded Loan Commitments (TPB)

Schedule 7.01(b)(xxiii):	Unfunded Loan Agreements – Others

Schedule 7.18:	Retention Bonus Agreements

Annex 1

Definitions

The following definitions apply in connection with the interpretation of this Agreement:

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Affiliate Merger” means the merger of TPB with and into FUSB referred to in the Recitals.

“Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other Regulatory Authority with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage Loans originated, purchased or serviced by any TPB Company or (ii) originate, purchase, or service mortgage Loans, or otherwise promote mortgage lending, including state and local housing finance authorities.

“Agreement” means this Stock Purchase and Affiliate Merger Agreement, including the Exhibit, Annex and Schedules delivered pursuant hereto and incorporated herein by reference. References to “the date of this Agreement,” “the date hereof” and words of similar import shall refer to the date this Agreement was first executed, as indicated in the introductory paragraph on the first page hereof.

“Alabama Merger Certificate” has the meaning set forth in Section 3.02.

“Alternative Transaction,” with respect to TPB, means a tender or exchange offer, proposal for a merger, acquisition of any of the stock or Assets of, consolidation or other business combination involving TPB or any of its Subsidiaries or any proposal or offer to acquire in any manner any of the voting power in, or business, Assets or deposits of, TPB or any of its Subsidiaries, including a plan of liquidation of TPB or any of its Subsidiaries, other than the Transaction.

“ASBD” means the Alabama State Banking Department.

“Assets” of a Person means all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Closing Price” means the average of the daily closing prices on Nasdaq for a share of Parent Common Stock for the twenty (20) trading days preceding the relevant measurement date.

Annex 1 - Page 1

“Baseline NBV” means $14,463,000, calculated as TPB’s net book value as of December 31, 2017.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Alabama, Virginia or Tennessee are authorized or obligated by Law or executive order to close (provided that, with respect to filings to be made with the SEC, a day on which such a filing is to be made is a Business Day only if the SEC is open to accept filings).

“Buy-Out Agreements” has the meaning set forth in the Recitals.

“Claims Letters” has the meaning set forth in Section 7.17.

“Classified Loans” means Loans that have been classified by any bank examiner, whether regulatory or internal, or, in the exercise of reasonable diligence by TPB or by any Regulatory Authority, should have been classified, as “other loans Specifically Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Watch List,” “Criticized,” “Credit Risk Assets,” “concerned loans” or words of similar import.

“Closing” means the closing of the Transaction, as described in Section 2.02(a).

“Closing Date” has the meaning set forth in Section 2.02(a).

“Closing Date Balance Sheet” has the meaning set forth in Section 2.04(b).

“Closing Indebtedness” means indebtedness of the TPB Companies outstanding as of the close of business on the day immediately prior to the Closing Date.

“Closing NBV” has the meaning set forth in Section 2.04(b).

“COBRA Coverage” has the meaning set forth in Section 5.14(f)(i).

“Confidentiality Agreement” has the meaning set forth in Section 7.22(b)(i).

“Conforming Adjustments” has the meaning set forth in Section 7.12.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, debenture, instrument, trust agreement, guarantee, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Covered Employees” has the meaning set forth in Section 7.20(a).

“D&O Indemnified Party” has the meaning set forth in Section 7.13(a).

“Default” means (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

Annex 1 - Page 2

“Deferred Tax Recapture Amount” means $50,000.

“Designated Representative” means: (i) with respect to TPB, Tracy E. Thompson, and (ii) with respect to Parent, James F. House.

“Disputed Matters” means the specific matters in dispute with respect to (i) the Closing Date Balance Sheet or any component thereof or (ii) a Tax Return prepared by Parent in accordance with Section 7.24(a)(ii) or any component thereof, that are set forth in an Objection Notice.

“Effective Time” means the date and time at which the Affiliate Merger becomes effective as provided in Section 3.02 of this Agreement.

“Employment Laws” means all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, unemployment wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing, including, but not limited to, 42 U.S.C. § 1981, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Equal Pay Act, the Fair Labor Standards Act, the Family and Medical Leave Act, the Americans with Disabilities Act, Workers’ Compensation, Uniformed Services Employment and Re-Employment Rights Act of 1994, Older Workers Benefit Protection Act, Pregnancy Discrimination Act and the Worker Adjustment and Retraining Notification Act.

“Environmental Laws” means all Laws which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any related company or trade or business that is required to be aggregated with any TPB Company under Sections 414(b), (c), (m) or (o) of the IRC.

“Escrow Agent” means Wilmington Trust, National Association.

“Escrow Agreement” has the meaning set forth in Section 2.02(b)(ii).

“Escrow Period” has the meaning set forth in Section 10.05(b).

“Estimated Closing NBV” has the meaning set forth in Section 2.04(a)(i).

“Excess Termination Fees” means fifty percent (50%) of the amount, if any, by which the aggregate termination, de-conversion and related fees and expenses paid or payable to Fiserv, Inc. or its Affiliates in connection with or resulting from the Transaction exceeds $750,000; provided, however, that the Excess Termination Fees shall not exceed $100,000.

“Excess Transaction Costs” means fifty percent (50%) of Parent’s legal and other professional fees incurred in connection with the Transaction; provided, however, that the Excess Transaction Costs shall not exceed $90,000.

Annex 1 - Page 3

“Expense Reimbursement” has the meaning set forth in Section 9.02(b).

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Filing” means any report, registration, document, filing, declaration, statement, application or submission.

“Final NBV” has the meaning set forth in Section 2.04(d)(i).

“Final NBV Deficit” has the meaning set forth in Section 2.04(d)(ii).

“Final NBV Surplus” has the meaning set forth in Section 2.04(d)(iii).

“Fundamental Representations” means, (i) with respect to the TPB Parties, the representations and warranties set forth in Section 4.01 (Title to the Purchased Shares); Section 4.02 (Authority; No Breach By Agreement); Section 4.03 (Actions; Orders); Section 4.04 (Investment Representations and Transfer Restrictions); Section 5.01 (Organization, Standing and Power); Section 5.02 (Authority; No Breach By Agreement); Section 5.03 (Capitalization); Section 5.04 (TPB Subsidiaries); and Section 5.24 (No Broker’s or Finder’s Fees) and, (ii) with respect to Parent and FUSB, Section 6.01 (Organization, Standing and Power); and Section 6.02 (No Breach By Agreement).

“Funding Dividend” has the meaning set forth in Section 6.05.

“FUSB” has the meaning set forth in the Preamble to this Agreement.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any government or political subdivision or regulatory authority, whether federal, state, local or foreign, or any agency, commission, bureau, department, authority, court, arbitration tribunal or instrumentality of any such government or political subdivision or regulatory authority.

“Hazardous Material” means any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local Law.

“Identifiable Personal Information” has the meaning set forth in Section 5.30.

“Indebtedness” means the aggregate amount (including the current portion thereof), without duplication, of:

(i)      all of TPB’s and each TPB Subsidiary’s indebtedness, contingent or otherwise, for money borrowed from others, purchase money indebtedness (other than accounts payable by TPB or a TPB Subsidiary to any Person in the ordinary course of business to the extent such accounts payable are not more than ninety (90) days past due) and reimbursement obligations of TPB or a TPB Subsidiary with respect to letters of credit;

Annex 1 - Page 4

(ii)      all of the indebtedness and obligations of the type described in clause (i) of this definition guaranteed in any manner by TPB or a TPB Subsidiary through an agreement, contingent or otherwise, to supply funds to, or in any other manner invest in, the debtor, or to purchase indebtedness, or to purchase and pay for property if not delivered or pay for services if not performed, primarily or exclusively, for the purpose of enabling the debtor to make payment of the indebtedness or obligation or to insure the owners of the indebtedness or obligation against loss, but excluding the endorsements of checks and other instruments in the ordinary course of business;

(iii)      all of the indebtedness or obligations of the type described in clauses (i) and (ii) of this definition secured by any Lien upon property owned by TPB or a TPB Subsidiary, even though neither TPB nor a TPB Subsidiary has in any manner become liable for the payment of such indebtedness;

(iv)      all of TPB’s or a TPB Subsidiary’s obligations to pay rent or other amounts under any lease of (or other arrangement covering the right to use) real or personal property that are required to be classified and accounted for as capital leases on a consolidated balance sheet of TPB as of such date computed in accordance with GAAP;

(v)      the deferred purchase price of Assets, property or services incurred outside the ordinary course of business by TPB or a TPB Subsidiary;

(vi)      all indebtedness of others guaranteed or in effect guaranteed directly or indirectly in any manner by TPB or a TPB Subsidiary;

(vii)      all obligations pursuant to which TPB or a TPB Subsidiary is responsible for any earn-out or similar contingent purchase price payment arising from events occurring on or before the Effective Time; and

(viii)      all accrued but unpaid interest expense and all penalties, fees, charges and prepayment premiums that are payable, in each case with respect to any of the indebtedness or obligations described in this definition, including as a result of the entry into this Agreement and the consummation of the Merger (including any repayment of Indebtedness at or prior to the Effective Time).

“Indemnity Escrow Account” has the meaning set forth in Section 2.05(b).

“Independent Accounting Firm” has the meaning set forth in Section 2.04(c)(i).

“Insurer” means a Person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage Loans originated, purchased or serviced by any TPB Company, including the Federal Housing Administration, the United States Department of Veterans’ Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage Loans or the related collateral.

“IRC” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“IRS” means the Internal Revenue Service.

“Knowledge” as used with respect to a Party or any of its Subsidiaries means the actual knowledge of the officers and directors of such Party or its Subsidiary, as applicable, and that knowledge that any director of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such Party or its Subsidiary, as applicable, and that knowledge that any executive officer of the Party or its Subsidiary, as applicable, would have obtained upon a reasonable examination of the books, records and accounts of such officer and such Party or its Subsidiary, as applicable.

Annex 1 - Page 5

“Law” means any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any of the Regulatory Authorities.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) Liens for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Liquidated Shareholders” means all of the holders of TPB Common Stock as of the date of this Agreement, other than the Transaction Shareholders.

“Litigation” means any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including, without limitation, Contracts related to it), or the Transaction, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loan Investor” means any Person (including an Agency) having a beneficial interest in any mortgage Loan originated, purchased or serviced by any TPB Company or a security backed by or representing an interest in any such mortgage Loan.

“Loan Property” means any property owned by a Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Loans” has the meaning set forth in Section 5.09(a)(i).

“Losses” means liabilities, damages, losses, deficiencies, judgments, settlement amounts, costs, interest, penalties and expenses suffered or incurred of any kind or nature, including costs of investigation and defense and reasonable attorneys’ fees.

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“Material Adverse Effect” on a Party means an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, results of operations, business or prospects of such Party and any of its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Transaction; provided, however, that “material adverse impact” shall not be deemed to include the impact of (w) changes in, or effects arising from or relating to, general business or economic conditions affecting the industry in which a Party operates, (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts of Governmental Authorities, (y) changes in GAAP or RAP generally applicable to banks and their holding companies and (z) the Transaction or the announcement of the Transaction on the operating performance of the Parties, except to the extent that the changes described in clauses (w), (x) and (y) have a materially disproportionate adverse effect on such Party relative to other similarly situated participants in the markets in which such Party operates.

“Meetings” has the meaning set forth in Section 7.06(b).

“Nasdaq” means the Nasdaq Capital Market.

“NBV Estimate Deficit” has the meaning set forth in Section 2.04(a)(ii).

“NBV Multiple” means 1.62 times.

“Non-Solicitation Agreements” has the meaning set forth in Section 7.16.

“Notice Period” has the meaning set forth in Section 10.04(c)(i).

“Objection Deadline” means 5:00 p.m. (Eastern Time) on the last day of the applicable Objection Period.

“Objection Notice” means a written notice of any good faith objection to (i) the Closing Date Balance Sheet or (ii) a Tax Return prepared by Parent in accordance with Section 7.24(a)(ii) or any component thereof, specifying in reasonable detail the nature and basis of such objection, as well as the specific Disputed Matters and the amount of any proposed adjustments.

“Objection Period” means (i) the thirty (30) day period immediately delivery of the Closing Date Balance Sheet by Parent to the Shareholder Representative or (ii) the ten (10) day period immediately following the delivery of a Tax Return prepared by Parent in accordance with Section 7.24(a)(ii), as applicable.

“Observation Rights” has the meaning set forth in Section 7.06(b).

“Observer” has the meaning set forth in Section 7.06(b).

“OFAC” has the meaning set forth in Section 5.12(b).

“Order” means any administrative decision or award, decrees, injunction, judgment, regulation, directive, consent agreement, memorandum of understanding, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent Basket” has the meaning set forth in Section 10.03(b).

“Parent Board” means the Board of Directors of Parent.

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“Parent Cap” has the meaning set forth in Section 10.03(b).

“Parent Claim Certificate” has the meaning set forth in Section 10.04(a)(i).

“Parent Common Stock” means the common stock of Parent, par value $0.01 per share.

“Parent Companies” means, collectively, Parent and all Parent Subsidiaries.

“Parent Indemnified Parties” has the meaning set forth in Section 10.02(a).

“Parent Objection Notice” has the meaning set forth in Section 10.04(b)(ii).

“Parent Refund Amount” has the meaning set forth in Section 2.04(d)(ii).

“Parent Stock Certificates” has the meaning set forth in Section 2.02(b)(v).

“Parent Subsidiaries” means the Subsidiaries of Parent.

“Participation Facility” means any facility in which a Party or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

“Party” means TPB, Parent, FUSB, the Transaction Shareholders or the Shareholder Representative, and “Parties” means, collectively, TPB, Parent, FUSB, the Transaction Shareholders and the Shareholder Representative.

“Permit” means any federal, state, local and foreign governmental approval, authorization, certificate, easement, Filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

“Post-Closing Tax Period” means any Tax period of a TPB Company beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Date Balance Sheet” has the meaning set forth in Section 2.04(a)(i).

“Pre-Closing Tax Period” means any Tax period of a TPB Company ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Pre-Closing Tax Refund” has the meaning set forth in Section 7.24(c).

“Proceeding” means any claim, counterclaim, charge, complaint, allegation, notice of violation, notice, demand, action, cause of action, enforcement action, lawsuit, litigation, proceeding, hearing, arbitration, mediation, citation, indictment, summons, subpoena, audit, investigation or inquiry of any nature (in each case, whether civil, criminal, administrative, regulatory, investigative or informal, and whether at law or in equity) commenced, conducted, heard or pending by or before any Governmental Authority or mediator.

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“Purchase Price Escrow Account” has the meaning set forth in Section 2.05(a).

“Purchase Price Escrow Funds” means 5% of the Transaction Consideration.

“Purchased Shares” has the meaning set forth in the Recitals.

“RAP” means regulatory accounting principles.

“Reconciliation Amount” means $250,000.

“Regulatory Authorities” means, collectively, the Federal Trade Commission, the United States Department of Justice, the Federal Reserve, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, and the SEC.

“Related Interest” has the meaning set forth in Section 5.15.

“Representatives” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Retention Bonus Agreements” has the meaning set forth in Section 7.18.

“Restricted Territory” means, collectively: (i) each of Lee County in Virginia and Knox County in Tennessee; and (ii) each of the Virginia and Tennessee counties that is contiguous or neighboring to one of the counties listed in item (i).

“SEC” means the United States Securities and Exchange Commission.

“Securities Laws” means the 1933 Act, the 1934 Act, the Investment Company Act of 1940 as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Shareholder-Related Claims or Losses” shall mean any claim by any Person, including any shareholder, former shareholder, Liquidated Shareholder, or putative shareholder of TPB, seeking to assert, or based upon or related to, and any Losses arising out of, in connection with or related to, (i) any rights of a shareholder (other than the right to receive such shareholder’s portion of the consideration to be paid to the Transaction Shareholders pursuant to this Agreement), including any option, preemptive rights or rights to notice or to vote and any claim that any formulas, definitions or provisions related to the payment of the Transaction Consideration are incorrect, (ii) any rights under the articles of incorporation or bylaws of TPB, in effect as of immediately prior to the Closing or (iii) the purchases by the Transaction Shareholders of shares of TPB Common Stock from the Liquidated Shareholders immediately prior to the execution of this Agreement.

“Shareholder Representative” has the meaning set forth in the Preamble to this Agreement.

“Similar Business” means any business that involves accepting deposits and/or making or originating loans, including, without limitation, the credit union business and the mortgage banking business.

“Stock Purchase” has the meaning set forth in the Recitals.

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“Straddle Period” means any Tax period of a TPB Company beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiaries” means all those corporations, banks, associations or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Surviving Bank” has the meaning set forth in Section 3.03.

“Takeover Laws” has the meaning set forth in Section 5.27.

“Tax” or “Taxes” means all federal, state, local and foreign income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, gains, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation and property taxes, and unclaimed property obligations, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

“TDFI” means Tennessee Department of Financial Institutions.

“Third-Party Claim” has the meaning set forth in Section 10.04(c)(i).

“TPB” has the meaning set forth in the Preamble to this Agreement.

“TPB Allowance” has the meaning set forth in Section 5.09(a)(v).

“TPB Basket” has the meaning set forth in Section 10.02(b).

“TPB Benefit Plans” has the meaning set forth in Section 5.14(a).

“TPB Board” means the Board of Directors of TPB.

“TPB Call Reports” means (i) the Reports of Income and Condition of TPB for the years ended December 31, 2017, 2016 and 2015, as filed with the FDIC; and (ii) the Reports of Income and Condition of TPB delivered by TPB to Parent with respect to periods ended subsequent to December 31, 2017.

“TPB Cap” has the meaning set forth in Section 10.02(b).

“TPB Claim Certificate” has the meaning set forth in Section 10.04(b)(i).

“TPB Common Stock” means the common stock of TPB, par value $10.00 per share.

“TPB Companies” means, collectively, TPB and all TPB Subsidiaries.

“TPB Contracts” has the meaning set forth in Section 5.15.

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“TPB ERISA Plan” has the meaning set forth in Section 5.14(a).

“TPB Financial Statements” means (i) the audited balance sheets (including related notes and schedules, if any) of TPB as of December 31, 2017, 2016 and 2015, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, together with the report thereon of Pugh & Company, P.C., independent certified public accountants, and (ii) the unaudited balance sheets of TPB (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2017.

“TPB Indemnified Parties” has the meaning set forth in Section 10.03(a).

“TPB Leases” has the meaning set forth in Section 7.21.

“TPB Litigation Reserve” has the meaning set forth in Section 5.09(a)(v).

“TPB Objection Notice” has the meaning set forth in Section 10.04(a)(ii).

“TPB OREO Reserve” has the meaning set forth in Section 5.09(a)(v).

“TPB Parties” means the TPB Companies and each of the Transaction Shareholders.

“TPB Preferred Stock” means the preferred stock of TPB, par value $100.00 per share.

“TPB Subsidiaries” means the Subsidiaries of TPB, which shall include the TPB Subsidiaries described in Section 5.04 of this Agreement, if any, and any corporation, bank, savings association or other organization acquired as a Subsidiary of TPB in the future and owned by TPB on the Closing Date.

“TPB Transaction Expenses” means all legal, accounting, tax, financial advisory, consultancy and other professional or transaction-related costs, fees and expenses incurred by or on behalf of the TPB Companies at or prior to the Closing in connection with the Transaction (including all amounts owed to any attorneys, accountants, auditors, investment bankers, brokers, advisors or consultants).

“Transaction” has the meaning set forth in the Recitals.

“Transaction Cash” has the meaning set forth in Section 2.03(a).

“Transaction Consideration” has the meaning set forth in Section 2.03.

“Transaction Shareholders” has the meaning set forth in the Preamble to this Agreement.

“Transaction Shares” has the meaning set forth in Section 2.03(b).

“Transfer Taxes” means all provisional and final sales, use, transfer, real estate transfer, recording, documentary, stamp, registration, value added, gross receipts, capital gains, and all other similar Taxes (including penalties and interest).

“Treasury Regulations” means the income tax regulations, including the temporary regulations, promulgated under the IRC.

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“Unresolved Claims” has the meaning set forth in Section 10.05(b).

“Virginia Merger Certificate” has the meaning set forth in Section 3.02.

“VSCC” means the Virginia State Corporation Commission, including, without limitation, the Bureau of Financial Institutions thereof.

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